FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF SEPTEMBER 30, 2021

(Numbers expressed in millions of US dollars)

▪	Accumulated operating revenues as of September 2021 showed a 35.1% increase compared to the same period of 2020, reaching US$ 11,513 million, explained by a higher operating revenues in Brazil and the consolidation as of April 1, 20221 of EGP Américas (EGPA) that represented an additional US$ 584 million income. This was partially offset by lower operating revenues in Argentina.

In quarterly terms, operating revenues in the 3rd quarter increased by 72.2% mainly due to the contribution of EGPA. Without this, operating revenues would have increased by 28.3% mainly due to higher operating revenues in Brazil.

▪	EBITDA as of September 30, 2021, increased by 25.6% compared to the same period of 2020, reaching US$ 2,759 million. This is explained by EGPA's contribution of US$ 261 million and better results in Brazil, Colombia, and Peru, partially offset by lower EBITDA in Argentina and a US$ 126 million negative impact from the exchange rate.

In quarterly terms, EBITDA for the 3rd quarter of 2021 increased by 47.1% compared to the same period of the previous year, explained by the aforementioned contribution of EGPA and, also, a higher EBITDA in the four countries, partially offset by a negative US$ 29 million impact of the exchange rate.

Without EGPA's contribution, EBITDA would have increased by 13.7% in cumulative terms and by 28.5% in quarterly terms.

Country	EBITDA (million US$)
	Accumulated figures			Quarterly figures
	9M 2021	9M 2020%		Q3 2021	Q3 2020%

Argentina	114	138	(17.9%)	49	40	24.0%
Brazil	1,176	829	41.8%	505	291	73.6%
Colombia	1,000	892	12.2%	346	290	19.4%
Peru	390	357	9.2%	120	112	7.2%
Central America	104	-	100.0%	54	-	100.0%
Enel Américas (*)	2,759	2,196	25.6%	1,066	725	47.1%
(*) Includes Holding and Adjustments

▪	Operating income (EBIT) increased by 30.0% in cumulative terms as of September reaching US$ 1,798 million, while in the 3rd quarter it increased by 40.9% reaching US$ 678 million. In both cases it can be explained by a higher EBITDA partially offset by a higher depreciation and amortization.

▪	Net Income attributable to the parent company reached US$ 622 million accumulated as of September, 27.8% more than in the same period of 2020. On a quarterly basis, net income reached US$ 264 million, a 39.2% increase as compared to the 3rd quarter of 2020. This is explained by better results at EBITDA level together with improved net financial results.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

▪	Net financial debt reached US$ 5,834 million, which represents 31.8% more than at the end of 2020, mainly explained by higher net debt in subsidiaries in Brazil, in Enel Generación Perú and in Codensa which was partially offset mainly by a decrease in net debt in Enel Américas Holding.

▪	CAPEX in the first 9 months of the year reached US$ 1,808 million, which includes US$ 509 million from EGPA. Without considering the latter, CAPEX increased by 32.4% compared to the same period of the previous year, mainly explained by increases in Enel Goiás and Enel Sao Paulo.

In quarterly terms, CAPEX reached US$ 815 million including EGPA and US$ 499 million excluding it.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Perimeter Change, incorporation of EGP Américas

On September 21, 2020, the Board of Directors of Enel Américas unanimously resolved to initiate a merger process aimed at the acquisition by Enel Américas of EGP Américas SpA ("EGP Américas") through a merger with and into Enel Américas (hereinafter the "Merger"). Immediately prior to the Merger, EGP Américas, a newly formed company, would keep Enel Green Power S.p.A.'s renewable energy generation business in Central and South America, excluding Chile.

The Merger, which entered into force on April 1, 2021, is in line with the Group's strategy and development plans, considering the high priority in the promotion of renewable energies carried out in the region, which makes it possible to accelerate the positioning of Enel Américas within the energy transition scenario and turn it into the leading company in Central and South America in energy generation and distribution. As a result of the Merger, Enel Américas has strengthened its renewable energy generation business, as well as diversified geographically, through the incorporation of assets in Costa Rica, Guatemala, and Panama, in addition to acquiring new assets in South American countries where it was already present, increasing its installed capacity in the region by 5 GW of operating and construction capacity, in addition to a pipeline that will be evaluated during the operation.

In an extraordinary meeting of shareholders held on December 18, 2020, the shareholders of Enel Américas approved the Merger, subject to the compliance with certain conditions precedent.

Finally, the Merger was finalized on April 1, 2021, incorporating the following main companies from that date on:

•	Enel Green Power Brasil Participacoes Ltda.
•	Enel Green Power Costa Rica S.A.
•	Enel Green Power Colombia S.A.S ESP
•	Enel Green Power Guatemala S.A.
•	Enel Green Power Panamá S.R.L.
•	Enel Green Power Perú S.A.C.
•	Enel Green Power Argentina S.A.
•	Energía y Servicios South América SpA
•	ESSA2 SpA.

On the same date, April 1, 2021, all the amendments to the articles of association of Enel Américas approved by the Board, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the statutes by application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains – become effective, in particular, in the case of a shareholder and his related persons not being able to concentrate more than 65% of the voting capital in Enel Américas.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

As of September 30, 2021, the generation and transmission business showed a 42.0% EBITDA increase as compared to the same period of the previous year, reaching US$ 1,412 million. This is explained by the incorporation of EGPA into the consolidation perimeter whose contribution at EBITDA level was US$ 261 million. Without this effect, EBITDA would have increased by 15.7%.

On a quarterly basis, EBITDA increased by 68.0% also mainly due to the contribution of EGPA. Without this, EBITDA would have increased by 27.5% explained by better results in Colombia, Brazil, and Peru.

	9M 2021	9M 2020	Var %	Q3 2021	Q3 2020	Var %
Total Sales (GWh)	52,706	43,477	21.2%	19,370	15,519	24.8%
Total Generation (GWh)	36,686	30,219	21.4%	13,782	11,050	24.7%

Distribution

In distribution, as of September, accumulated EBITDA was 12.2% higher than in the same period of the year before, reaching US$ 1,422 million. This is mainly explained by improved results in Brazil, Colombia and Peru partially offset by worse results in Argentina and a US$ 87 million negative impact of currency exchange rate.

On a quarterly basis, EBITDA in distribution increased to US$ 535 million by 29.0%. This is mainly explained by a higher demand in the four countries.

As of September 30, 2021, the number of consolidated customers showed an increase of 448 thousand customers or 1.8% as compared to September of the previous year, while accumulated physical sales increased 5.3% and 4.4% in the quarter.

	9M 2021	9M 2020	Var %	Q3 2021	Q3 2020	Var %
Total Sales (GWh)	89,473	84,959	5.3%	30,174	28,910	4.4%
Number of Clients	26,042,989	25,594,703	1.8%	26,042,989	25,594,703	1.8%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents	US$ 1,462 million
• Cash and cash equiv. + cash investments over 90 days	US$ 1,482 million
• Available committed lines of credit (*)	US$ 1,444 million

(*) It includes five credit lines committed between parties related to Enel Finance International (EFI). One of them from Enel Americas for an available amount of US$ 420 million, another from Enel Brasil for an available balance of US$ 147 million, another from EGP Peru for an available balance of US$ 20 million, another from EGP Panama for an available amount of US$ 13 million and another from EGP Costa Rica for an available balance of US$ 3 million.

The average nominal interest rate in September 2021 increased to 5.6% from 4.9% in December 2020, mainly influenced by an upward trend in the indices associated with variable rates of debts in Brazil. This was partially offset by better rate conditions in the refinancing of debts in Colombia and Peru.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

▪	Enel Américas Group´s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 1,482 million and forwards of US$ 1,481 million.

▪	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 529 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. Virtually all our revenues and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these seven countries.

Generation and Transmission Business Segment

In total, the net installed capacity of the Enel Américas Group reached 15,594 MW as of September 30, 2021. 67.4% of the consolidated generation capacity comes from hydroelectric, wind and solar sources and 32.6% from thermal sources. This capacity and the mix of energy sources are achieved thanks to the recent incorporation of EGPA, which is expected to continue growing in the future, increasing over time the percentage of renewable generation sources.

The Group carries out the generation business through the subsidiaries Enel Generación Costanera, Enel Generación el Chocón, Central Dock Sud and Enel Green Power Argentina S.A. in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza, EGP Volta Grande and Enel Green Power Brasil Participacoes Ltda. in Brazil, Enel Green Power Costa Rica S.A. in Costa Rica, Emgesa and Enel Green Power Colombia S.A.S ESP in Colombia, Enel Green Power Guatemala S.A. in Guatemala, Enel Green Power Panama S.R.L. in Panama and Enel Generación Perú, Enel Generación Piura, and Enel Green Power Perú S.A.C. in Peru. The electric power transmission business is mainly carried out through an interconnection line between Argentina and Brazil, through Enel CIEN, a subsidiary of Enel Brasil, with a 2,200 MW transmission capacity.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

The following table shows the key physical indicators for the generation segment, in cumulative and quarterly terms, as of September 30, 2021, and 2020 for each subsidiary.

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		9M 2021	9M 2020%		Q3 2021	Q3 2020%		September 2021	September 2020

Enel Generación Costanera S.A.	SIN Argentina	4,956	4,995	(0.8%)	1,732	1,352	28.1%	4.6%	5.8%
Enel Generación El Chocón S.A.	SIN Argentina	1,601	2,389	(33.0%)	472	1,084	(56.5%)	1.5%	2.1%
Central Dock Sud	SIN Argentina	3,930	3,085	27.4%	1,335	1,206	10.7%	3.7%	3.0%
Enel Generación Perú S.A. (Edegel)	SICN Peru	7,448	7,177	3.8%	2,193	2,306	(4.9%)	18.6%	21.0%
Enel Generación Piura S.A. (Piura)	SICN Peru	526	418	25.8%	196	161	21.7%	1.3%	1.1%
Emgesa S.A.	SIN Colombia	13,007	13,301	(2.2%)	4,664	4,703	(0.8%)	23.7%	24.9%
EGP Cachoeira Dourada S.A. (*)	SICN Brasil	5,703	8,356	(31.7%)	1,538	3,265	(52.9%)	1.5%	3.6%
Enel Generación Fortaleza S.A.	SICN Brasil	3,807	2,303	65.3%	1,163	879	32.3%	1.0%	0.6%
EGP Volta Grande S.A.	SICN Brasil	1,198	1,453	(17.5%)	407	563	(27.7%)	0.3%	0.4%
EGP Brasil	SICN Brasil	8,145	-	-	4,430	-	-	(***)	-
EGP Colombia	SIN Colombia	61	-	-	33	-	-	(***)	-
EGP PERÚ	SICN Peru	520	-	-	275	-	-	(***)	-
EGP Centroamérica	(**)	1,804	-	-	932	-	-	(***)	-

Total		52,706	43,477	21.2%	19,370	15,519	24.8%

(*) As of September 30, 2020, the reported figure was 14,258 GWh and 5,330 GWh in accumulated terms and for the third quarter, respectively, which is included in 5,902 GWh in accumulated terms and 2,065 GWh for the third quarter, corresponding to the energy that EGP Cachoeira Dourada S.A. intermediated in the Brazilian electricity market. As of this year, this intermediation business is carried out by Enel Trading Brasil, so for comparative purposes the aforementioned figures have been excluded from the physical sales of 2020.

(**) Companies from Costa Rica, Guatemala, and Panama, participate in their local SEN, SEN and SIN markets respectively, and additionally are part of the MER (Regional Electricity Market), which is a global market that covers the 6 Central American countries.

(***) The market share of the EGP Américas Companies that were incorporated on April 1, 2021 has not been incorporated, as six months of operation are not representative of the actual market share held in each of their countries.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Distribution business segment

The distribution business is carried out through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia, and Enel Distribución Perú in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 26 million clients.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of September 30 of 2021, and 2020:

Company	Energy Sales (GWh) (*)						Energy losses (%)
	Accumulated figures			Quarterly figures
	9M 2021	9M 2020 (**)%		Q3 2021	Q3 2020%		September 2021	September 2020

Empresa Distribuidora Sur (Edesur)	12,603	12,118	4.0%	4,427	3,986	11.1%	18.4%	18.4%
Enel Distribución Perú	6,061	5,584	8.5%	2,004	1,891	6.0%	8.4%	8.7%
Enel Distribución Río	8,606	8,201	4.9%	2,691	2,730	(1.4%)	21.1%	22.5%
Enel Distribución Ceará	9,359	8,580	9.1%	3,205	3,000	6.8%	16.0%	15.3%
Enel Distribución Goiás	11,254	10,601	6.2%	3,917	3,818	2.6%	11.3%	11.8%
Enel Distribución Sao Paulo	30,807	29,707	3.7%	10,195	10,006	1.9%	10.4%	10.4%
Codensa	10,783	10,168	6.0%	3,735	3,479	7.4%	7.6%	7.5%
Total	89,473	84,959	5.3%	30,174	28,910	4.4%	12.8%	12.9%

(*) Sales to end customers and tolls are included.

(**) The energy sales data reported for the accumulated and third quarter ended September 30, 2020, were 84,932 GWh and 28,883GWh, and have been modified to standardize slight improvements in the criteria considerations used to obtain figures in the Brazilian distribution subsidiaries.

Company	Clients (th)			Clients/Employess
	September 2021	September 2020%		September 2021	September 2020%

Empresa Distribuidora Sur (Edesur)	2,538	2,502	1.4%	728	717	1.5%
Enel Distribución Perú	1,481	1,443	2.6%	2,416	2,467	(2.1%)
Enel Distribución Río	3,017	2,966	1.7%	3,029	2,992	1.2%
Enel Distribución Ceará	4,043	4,049	(0.1%)	3,620	3,596	0.7%
Enel Distribución Goiás	3,271	3,183	2.8%	2,471	2,807	(12.0%)
Enel Distribución Sao Paulo	8,007	7,862	1.8%	1,746	1,323	32.0%
Codensa	3,686	3,589	2.7%	2,354	2,348	0.3%
Total	26,043	25,594	1.8%	1,903	1,730	10.0%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of September 30 of 2021 and 2020:

Energy Sales Revenues	Accumulated figures (Figures in million US$)
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020

Generation	164	177	1,694	391	909	854	396	358	136	-	3,299	1,780	(604)	(547)	2,695	1,233
Regulated customers	-	-	264	164	556	475	201	201	98	-	1,119	840	(604)	(547)	515	293
Non regulated customers	-	-	540	199	304	255	147	137	-	-	991	591	-	-	991	591
Spot Market	164	177	890	28	49	124	43	18	38	-	1,184	347	-	-	1,184	347
Other Clients	-	-	-	-	-	-	5	2	-	-	5	2	-	-	5	2

Distribution	536	579	4,840	3,660	634	560	631	631		-	6,641	5,430	(3)	-	6,638	5,430
Residential	225	260	2,720	2,263	378	348	591	360	-	-	3,914	3,231	-	-	3,914	3,231
Commercial	149	221	1,076	825	147	125	26	62	-	-	1,398	1,233	(3)	-	1,395	1,233
Industrial	101	48	309	274	65	53	1	118	-	-	476	493	-	-	476	493
Other	61	50	735	298	44	34	13	91	-		853	473	-	-	853	473

Less: Consolidation adjustments	-	-	(231)	(199)	(270)	(241)	(106)	(107)	-	-	(607)	(547)	607	547	-	-

Energy Sales Revenues	700	756	6,303	3,852	1,273	1,173	921	882	136	-	9,333	6,663	-	-	9,333	6,663

Variation in million US$ and%.	(56)	7.4%	2,450	63.6%	100	8.5%	39	4.4%	136	-	2,670	40.1%	-	-	2,670	40.1%

	Quarterly figures (Figures in million US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru				Total Segments		Structure and adjustments		Total
	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020

Generation	59	55	1,003	128	328	287	142	125	71	-	1,603	594	(221)	(191)	1,382	403
Regulated customers	(0)	-	93	55	213	178	68	66	54	-	428	299	(222)	(191)	206	107
Non regulated customers	-	-	309	72	107	90	50	53	-	-	467	215	-	-	467	215
Spot Market	59	55	601	1	8	18	21	6	17	-	705	80	-	-	705	80
Other Clients	-	(0)	-	-	-	-	3	1	-	-	3	1	-	-	3	1

Distribution	206	190	2,057	1,202	221	173	199	206	-	-	2,683	1,771	(3)	-	2,680	1,771
Residential	92	87	1,114	763	129	106	360	105	-	-	1,695	1,060	-	-	1,695	1,060
Commercial	61	74	494	255	52	39	(18)	29	-	-	589	397	(3)	-	586	397
Industrial	41	16	51	92	23	18	(92)	41	-	-	24	167	-	-	24	167
Other	12	14	398	92	17	9	(51)	31	-	-	376	147	-	-	376	147
Less: Consolidation adjustments	-	-	(87)	(67)	(102)	(90)	(36)	(34)	-	-	(225)	(191)	225	192	-	1

Energy Sales Revenues	266	245	2,973	1,263	447	369	306	296	71	-	4,061	2,174	-	-	4,061	2,173

Variation in million US$ and%.	20	(8.3%)	1,710	135.4%	77	21.0%	9	3.2%	71	0.0%	1,888	86.9%	-	-	1,888	86.8%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The result attributable to Enel Américas shareholders for the period ended on September 30, 2021 was US$ 622 million, representing a 27.8% increase in relation to the US$ 487 million result registered in the same period of the previous year.

During the third quarter of 2021, the result attributable to the shareholders of Enel Américas reached US$ 264 million, registering a US$ 74 million increase as compared to the third quarter of 2020, equivalent to a 39.2% increase.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on September 30 of 2021 and 2020:

CONSOLIDATED INCOME STATEMENT (million US$)	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Revenues	11,513	8,521	2,992	35.1%	4,855	2,820	2,035	72.2%
Sales	9,333	6,663	2,670	40.1%	4,061	2,173	1,888	86.9%
Other operating income	2,180	1,858	322	17.3%	794	647	147	22.8%
Procurements and Services	(7,511)	(5,143)	(2,368)	(46.0%)	(3,365)	(1,722)	(1,643)	(95.5%)
Energy purchases	(5,529)	(3,487)	(2,042)	(58.6%)	(2,625)	(1,129)	(1,496)	132.5%
Fuel consumption	(89)	(108)	19	17.5%	(26)	(36)	10	(25.8%)
Transportation expenses	(799)	(748)	(51)	(6.8%)	(253)	(269)	16	(6.0%)
Other variable costs	(1,095)	(800)	(294)	(36.8%)	(461)	(288)	(173)	60.2%
Contribution Margin	4,002	3,378	624	18.5%	1,490	1,098	392	35.7%
Personnel costs	(541)	(485)	(56)	(11.7%)	(184)	(152)	(32)	21.3%
Other fixed operating expenses	(702)	(697)	(5)	(0.7%)	(240)	(221)	(19)	8.3%
Gross Operating Income (EBITDA)	2,759	2,196	563	25.6%	1,066	725	341	47.1%
Depreciation and amortization	(713)	(634)	(79)	(12.4%)	(256)	(207)	(49)	23.4%
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(248)	(179)	(69)	(38.5%)	(132)	(37)	(96)	260.6%
Operating Income	1,798	1,383	415	30.0%	678	481	196	40.9%
Net Financial Income	(227)	(285)	58	20.3%	(98)	(109)	11	10.4%
Financial income	375	181	194	107.0%	166	70	96	137.9%
Financial costs	(714)	(531)	(183)	(34.6%)	(266)	(202)	(64)	32.1%
Results by units of adjustments (hyperinflation - Argentina)	95	57	38	65.8%	50	22	28	133.7%
Foreign currency exchange differences, net	17	8	9	132.2%	(48)	1	(49)	N/A
Other Non Operating Income	1	7	(6)	(85.2%)	0	4	(4)	(95.3%)
Other gains (losses)	0	4	(4)	(94.3%)	(0)	3	(3)	(100.7%)
Results of companies accounted for by participation method	1	3	(2)	(74.5%)	0	1	(1)	(65.9%)
Net Income Before Taxes	1,572	1,105	467	42.3%	580	376	204	54.1%
Income Tax	(659)	(356)	(303)	(85.3%)	(211)	(103)	(108)	105.7%
Net Income from Continuing Operations	913	749	164	21.9%	369	273	96	35.3%

NET INCOME	913	749	164	21.9%	369	273	96	35.2%
Net Income attributable to owners of parent	622	487	135	27.8%	264	190	74	39.2%
Net income attributable to non-controlling interest	291	262	29	10.9%	105	83	22	26.0%

Earning per share US$ (*) Continuing Operations	0.01	0.01	0.00	0.3%	0.00	0.00	(0.00)	(1.3%)
Earning per share US$ (*)	0.00641	0.00640	0.00002	0.3%	0.00246	0.00249	(0.00003)	(1.3%)

(*) As of September 30, 2021, and 2020, the average number of outstanding common shares was 96,995,808,491 and 76,086,311,036 respectively.

10

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

EBITDA

EBITDA for the period ended on September 30, 2021, was US$ 2,759 million, which represents a US$ 563 million increase, equivalent to a 25.6% growth regarding the EBITDA of US$ 2,196 million compared to the same period which ended on September 30, 2020.

During the third quarter of 2021, Enel Américas' EBITDA reached US$ 1,066 million, presenting a US$ 341 million increase as compared to the third quarter of 2020, equivalent to a 47.1% increase.

The growth in these figures can be mainly attributed to the improved economic performance of the Brazilian operations, and the incorporation, on April 1, 2021, of the operations of EGP Central and South America, which, with contributions of US$ 261 million as of September 30, 2021, and US$ 135 million during the third quarter ended on the same date, neutralize the negative conversion effects because of the devaluation of currencies totaling US$ 126 million and US$ 29 million in cumulative and quarterly terms respectively.

Operating income, operating costs, staff costs and other expenses by nature for the operations that determine our EBITDA, broken down for each business segment, in cumulative and quarterly terms, are presented below for the period that ended on September 30, 2021.

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT (million US$)	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Generation and Transmission businesses:
Argentina	168	180	(12)	(6.8%)	62	56	6	10.9%
Brazil	1,741	442	1,299	294.0%	1,011	151	860	568.0%
Colombia	931	871	60	6.9%	334	292	42	14.2%
Peru	418	366	52	14.1%	148	128	20	15.6%
Central America	145	-	145	100.0%	78	-	78	100.0%
Revenues Generation and Transmission businesses	3,403	1,859	1,544	83.0%	1,633	627	1,006	160.3%

Distribution business:
Argentina	568	609	(41)	(6.6%)	220	199	21	10.7%
Brazil	6,250	4,840	1,410	29.1%	2,595	1,608	987	61.4%
Colombia	1,258	1,134	124	11.0%	424	377	47	12.7%
Peru	670	655	15	2.3%	212	213	(1)	(0.5%)
Revenues Distribution business	8,746	7,238	1,508	20.8%	3,451	2,397	1,054	44.0%
Less: consolidation adjustments and other activities	(636)	(576)	(60)	10.5%	(229)	(204)	(25)	12.6%

Total consolidated Revenues Enel Américas	11,513	8,521	2,992	35.1%	4,855	2,820	2,035	72.2%

Generation and Transmission businesses:
Argentina	(13)	(16)	3	(18.7%)	(5)	(0)	(5)	8600.0%
Brazil	(1,288)	(256)	(1,032)	404.3%	(799)	(86)	(713)	832.5%
Colombia	(296)	(306)	10	(3.1%)	(107)	(101)	(6)	5.1%
Peru	(128)	(114)	(14)	11.7%	(51)	(43)	(8)	18.3%
Central America	(23)	-	(23)	100.0%	(13)	-	(13)	100.0%
Procurement and Services Generation and Transmission businesses	(1,748)	(692)	(1,056)	152.7%	(975)	(230)	(745)	324.1%

Distribution business:
Argentina	(386)	(422)	36	(8.5%)	(145)	(145)	-	-
Brazil	(4,826)	(3,516)	(1,310)	37.3%	(2,080)	(1,187)	(893)	75.3%
Colombia	(741)	(649)	(92)	14.3%	(256)	(217)	(39)	18.1%
Peru	(444)	(438)	(6)	1.3%	(138)	(146)	8	(6.1%)
Procurement and Services Distribution business	(6,397)	(5,025)	(1,372)	27.3%	(2,619)	(1,695)	(924)	54.5%
Less: consolidation adjustments and other activities	634	574	60	10.4%	229	203	26	12.7%

Total consolidated Procurement and Services Enel Américas	(7,511)	(5,143)	(2,368)	46.0%	(3,365)	(1,722)	(1,643)	95.5%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Continued:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Generation and Transmission businesses:
Argentina	(26)	(22)	(4)	18.3%	(9)	(7)	(2)	37.0%
Brazil	(27)	(10)	(17)	172.1%	(13)	(3)	(10)	330.7%
Colombia	(23)	(21)	(2)	8.8%	(7)	(7)	-	-
Peru	(22)	(21)	(1)	8.6%	(8)	(7)	(1)	8.7%
Central America	(7)	-	(7)	100.0%	(3)	-	(3)	100.0%
Personnel Expenses Generation and Transmission businesses	(105)	(74)	(31)	42.1%	(40)	(24)	(16)	67.9%

Distribution business:
Argentina	(104)	(90)	(14)	14.8%	(39)	(29)	(10)	31.8%
Brazil	(235)	(230)	(5)	2.3%	(72)	(70)	(2)	2.0%
Colombia	(51)	(50)	(1)	1.1%	(16)	(16)	-	-
Peru	(28)	(25)	(3)	11.0%	(11)	(8)	(3)	29.4%
Personnel Expenses Distribution business	(418)	(395)	(23)	5.8%	(138)	(123)	(15)	11.4%
Less: consolidation adjustments and other activities	(18)	(16)	(2)	9.6%	(6)	(5)	(1)	17.0%

Total consolidated Personnel Expenses Enel Américas	(541)	(485)	(56)	11.4%	(184)	(152)	(32)	21.3%

Generation and Transmission businesses:
Argentina	(27)	(28)	1	(3.5%)	(11)	(12)	1	(10.1%)
Brazil	(35)	(10)	(25)	243.8%	(17)	(4)	(13)	368.8%
Colombia	(27)	(30)	3	(10.0%)	(10)	(13)	3	(27.8%)
Peru	(37)	(31)	(6)	19.8%	(16)	(12)	(4)	37.6%
Central America	(11)	-	(11)	100.0%	(7)	-	(7)	100.0%
Other Expenses Generation and Transmission businesses	(138)	(99)	(39)	39.1%	(61)	(41)	(20)	46.8%

Distribution business:
Argentina	(63)	(70)	7	(9.3%)	(24)	(20)	(4)	20.8%
Brazil	(366)	(394)	28	(7.2%)	(107)	(112)	5	(4.3%)
Colombia	(53)	(57)	4	(6.7%)	(18)	(21)	3	(14.2%)
Peru	(27)	(29)	2	(5.4%)	(10)	(11)	1	(9.3%)
Other Expenses Distribution business	(509)	(550)	41	(7.5%)	(159)	(164)	5	(2.9%)
Less: consolidation adjustments and other activities	(55)	(48)	(7)	13.6%	(20)	(16)	(4)	23.4%

Total consolidated Other Expenses Enel Américas	(702)	(697)	(5)	0.7%	(240)	(221)	(19)	8.3%

EBITDA

Generation and Transmission businesses:
Argentina	102	114	(12)	(10.0%)	37	37	-	-
Brazil	391	166	225	134.9%	182	58	124	213.9%
Colombia	584	514	71	13.7%	210	171	39	22.8%
Peru	231	200	31	15.7%	73	66	7	10.6%
Central America	104	-	104	100.0%	55	-	55	100.0%
EBITDA Generation and Transmission businesses	1,412	994	418	42.0%	557	332	225	68.0%

Distribution business:
Argentina	15	27	(12)	(42.1%)	12	5	7	138.0%
Brazil	823	700	123	17.6%	336	239	97	40.3%
Colombia	413	378	35	9.2%	134	123	11	9.8%
Peru	171	163	8	4.8%	53	48	5	9.0%
EBITDA Distribution business	1,422	1,268	154	12.2%	535	415	120	29.0%
Less: consolidation adjustments and other activities	(75)	(66)	(9)	13.2%	(26)	(22)	(4)	21.0%

Total consolidated EBITDA Enel Américas	2,759	2,196	563	25.6%	1,066	725	341	47.1%

12

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Enel Generación Costanera	42	55	(13)	(22.4%)	14	15	(1)	(6.7%)
Enel Generación Chocón	20	31	(11)	(33.1%)	7	10	(3)	(27.7%)
Central Dock Sud	40	28	12	41.2%	17	11	6	49.7%
Enel Trading Argentina	-	-	-	-	(1)	1	(2)	(182.9%)

EBITDA Generation Business	102	114	(12)	(10.0%)	37	37	-	-

EBITDA of our generation subsidiaries in Argentina reached US$ 102 million as of September 2021, representing a US$ 12 million decrease as compared to the same cumulative period of last year. The main variables, by subsidiary, that explain these effects as of September 2021, are described below:

Enel Generación Costanera S.A.: US$ 13 million lower EBITDA due mainly to the conversion effects of the Argentine peso against the U.S. dollar.

Operating income of Enel Generación Costanera's decreased by US$ 23 million, or 14,5%, accumulated as of September 2021 and compared to the previous year. The decrease is mainly explained by, (i) US$ 23 million lower revenues as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 7 million lower sales revenues mainly due to lower energy sales (-39 GWh), as a result of lower generation stemming from Cammesa’s lower dispatch requirement, mainly of combined cycles; and (iii) US$ 2 million lower sales revenues as a result of the effects of Resolution No. 12/2019, which established that the company's own fuel supply will be managed by CAMMESA again. This was partially offset by US$ 16 million higher revenues due to the application of the new regulations Resolution No. 440/2021, which established that the values of energy and power maintained in Argentine pesos can be readjusted by 29% retroactively from February 2021 and US$ 3 million due to inflation effect.

Enel Generación Costanera’s operating costs decreased by US$ 2 million and are mainly explained by lower gas consumptions application because of Resolution No. 12/2019 mentioned above and lower costs associated with lower energy sale volumes.

Staff costs increased by US$ 4 million and are explained by US$ 9 million due to salary increases, partially offset by a US$ 5 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature decreased by US$ 3 million and are explained by the devaluation of the Argentine peso against the U.S. dollar.

Regarding the third quarter of 2021, our subsidiary Enel Generación Costanera reached US$ 14 million EBITDA decreasing by US$ 1 million in the same period of 2020. This decrease is explained by:

Lower EBITDA of US$ 2 million as a result of the devaluation of the Argentine peso against the US dollar in the third quarter of 2021, compared to the same quarter of the previous year, US$ 4 million higher wage costs due to wage increases, US$ 2 million higher variable costs as a result of the higher volume of energy generated in the third quarter of 2021 (+380 GWh). This was partially offset by higher revenues of US$ 7 million from the application of the new regulations Resolution No. 440/2021, which established that the values of energy and power that are maintained in Argentine pesos can be readjusted by 29%.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Enel Generación El Chocón: US$ 11 million lower EBITDA mainly due to lower revenues resulting from the devaluation of the Argentine peso and higher fixed costs caused by inflation.

Operating revenues decreased by US$ 9 million compared to the same period of the previous year, mainly due to lower conversion revenues as a result of the devaluation of the Argentine peso against the US dollar. US$ 3 million higher revenues from the application of the new Resolution No. 440/2021, which established that the values of energy and power kept in Argentine pesos can be readjusted by 29% retroactively to February 2021, are offset by US$ 3 million lower revenues as a result of the effects of Resolution No. 12/2019, which established that the company's own fuel supply that marginalized the company will be managed by CAMMESA again.

Operating costs were in line with the same period of the previous year.

Staff costs in Enel Generación El Chocón were in line with the same period of the previous year.

Other expenses by nature in Enel Generación El Chocón increased by US$ 2 million as a result of higher fixed costs stemming from the inflation in Argentina and the devaluation of the Argentine peso against the US dollar, which affects some dollarized costs.

Regarding the third quarter of 2021, our subsidiary Enel Generación Chocón reached a US$ 7 million EBITDA decreasing by US$ 3 million in the same period of 2020. This decrease is explained by:

Lower EBITDA of US$ 1 million as a result of the devaluation of the Argentine peso against the US dollar in the third quarter of 2021, compared to the same quarter of the previous year, US$ 1 million higher variable costs as a result of higher devaluation and inflation costs in Argentina, US$ 2 million lower operating revenues as a result of lower energy sales (-612GWh) due to lower shipments to CAMMESA when the water crisis was decreed in July due to the low level of reservoir and low inflows, partially offset by US$ 1 million from higher revenues due to the application of the new regulations Resolution No. 440/2021, which established that the values of energy and power maintained in Argentine pesos can be readjusted by 29%.

Central Dock Sud: US$ 12 million higher EBITDA mainly due to higher sales volumes and better sale prices resulting from the application of resolution 440/21 as of February 2021.

Central Dock Sud’s operating revenues increased by US$ 12 million, or 25.1%, as of September 2021 compared to the same period of the previous year, which is mainly explained by US$ 29 million higher revenues from the increase in sales volumes (+845 GWh) that account for a US$ 20 million increase in revenues, adding the application of the new regulation Resolution No. 440/2021, which established that the values of energy and power kept in Argentine pesos can be readjusted by 29% retroactively to February 2021, this increase explains US$ 9 million in higher revenues. This is partially offset by US$ 17 million lower revenues as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs were in line with the same period of the previous year.

Staff costs were in line with the same period of the previous year.

Other expenses by nature were in line with the same period of the previous year.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

In the third quarter of 2021, Central Dock Sud presents a US$ 17 million EBITDA as of September 30, 2021, exceeding by US$ 6 million the one registered in the same period of 2020. This increase is mainly due to an US$ 11 million increase in physical sales (+129 GWh), and to the recognition of the provisions of Resolution No. 440/21 that establishes the 29% readjustment of tariffs retroactively as of February 1, 2021, partially offset by the US$ 5 million negative effect due to the conversion effects from the devaluation of the Argentine peso against to the US dollar.

Enel Trading Argentina: EBITDA in cumulative and quarterly terms in line with the same period of the previous year.

15

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Brazil

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

EGP Cachoeira Dourada	17	55	(38)	(68.3%)	(9)	12	(21)	(181.1%)
Enel Generación Fortaleza	74	43	31	71.7%	28	19	9	47.9%
EGP Volta Grande	47	29	18	59.4%	17	11	6	63.4%
Enel Cien	37	34	3	8.4%	14	11	3	24.4%
Enel Trading	70	-	70	100.0%	62	-	62	100.0%
EGP Brasil	146	-	146	100.0%	70	-	70	100.0%
Central Geradora Sao Francisco	-	5	(5)	(95.6%)	-	5	(5)	(99.7%)

EBITDA Generation and Transmission Businesses	391	166	225	134.9%	182	58	124	213.9%

EBITDA of our generation and transmission subsidiaries in Brazil reached US$ 391 million as of September 2021, representing a US$ 225 million increase in comparison to the same period of last year. This increase is driven by the good performance of the third quarter which ended on September 30, 2021 of our subsidiary responsible for the Enel Trading contract intermediation, and also by the incorporation of the companies of EGP Brasil which respectively contribute US$ 146 million and US$ 70 million to the accumulated and quarterly growth. The main variables, by subsidiary, that explain this income increase in September 2021 are described below:

EGP Cachoeira Dourada S.A.: US$ 38 million lower EBITDA mainly by energy purchases at a higher price compared to the prices in the same period of the previous year.

Operating revenues increased by US$ 662 million, or 265.7%, as of September 2021. The increase is mainly explained by US$ 798 million wholesale energy imports from Argentina and Uruguay for selling in the Brazilian interconnected system partially offset by: (i) US$ 91 million of lower physical sales to the regulated market (-2,653 GWh), mainly as a result of the COVID-19 pandemic; and (ii) US$ 45 million of lower revenues as a result of the devaluation of the Brazilian real in relation to the US dollar.

Operating costs increased by US$ 697 million, or 374.7%, as of September 2021, mainly explained by a higher imports of energy purchase totaling US$ 775 million. This was partially offset by (i) US$ 35 million of lower energy purchases, due to lower customer demand in the regulated market, mainly stemming from the COVID-19 effects; and (ii) US$ 43 million due to the lower conversion effect because of the devaluation of the Brazilian real.

Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$ 3 million as a result of higher costs of legal services and other services.

In the third quarter of 2021, Enel Cachoeira Dourada S.A. reached a negative EBITDA of US$ 9 million, which represents a US$ 21 million decrease as compared to the same period of 2020. The main effects of this decrease are explained by US$ 56 million lower revenues due to a lower sales volume (-1,727 GWh) which is partially offset by lower energy purchases to supply the US$ 20 million demand. From the above we must deduct the US$ 15 million in higher net revenues obtained from imports and the injection of energy from Argentina and Uruguay to the Brazilian SIN.

16

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Enel Generación Fortaleza: US$ 31 million higher EBITDA due mainly to higher revenues from energy sales, partially offset by the devaluation effect of the Brazilian real against the US dollar.

Enel Generación Fortaleza's operating revenues increased by US$ 126 million, mainly due to i) US$ 95 million higher energy sales due to a higher demand (+1,504 GWh) which motivated a greater generation of the Fortaleza plant, generating a surplus of energy that was finally placed on the free market, ii) US$ 33 million for price readjustments, iii) US$ 7 million recovery from PIS-COFINS taxes and iv) US$ 3 million higher revenues for the Provin profit due to an increased generation. This was partially offset by US$ 12 million stemming from the conversion effects due to the devaluation of the Brazilian real in relation to the US dollar.

Operating costs increased by US$ 94 million, mainly US$ 111 million due to higher purchases to meet additional energy demands, which was partially offset by (i) US$ 9 million lower fuel costs given a better match of fixed supply contracts compared to those in force in the previous year and (ii) US$ 8 million lower costs due to the devaluation of the Brazilian real in relation to the US dollar.

Enel Generación Fortaleza’s Staff costs were in line with the same period of the previous year.

Enel Generación Fortaleza’s Other expenses by nature were in line with the same period of the previous year.

In the third quarter, Enel Generación Fortaleza registered an EBITDA of US$ 28 million, exceeding by US$ 9 million the one reached in the same period of 2020.

This increase is mainly because of US$ 59 million due to an increase in revenue stemming from a higher volume of physical sales of (+284 GWh), offset by US$ 59 million in higher energy purchases. To the above we must add US$ 9 million in lower fuel cost given a better match of the fixed supply contracts, in relation to those that were in force in the previous year.

17

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Enel Green Power Volta Grande: US$ 18 million higher EBITDA mainly due to readjustment of revenues by the harmonised ICP (HICP).

Operating revenues of Enel Green Power Volta Grande increased by US$ 19 million mainly by (i) further upgrading of concession assets (RBO), as a result of HICP that in 2021 reached 6.9% versus 1.3% in the same period of 2020 for US$ 17 million, (ii) a US$ 5 million positive effect for better sales prices. This was partially offset by the negative effect of the conversion effects resulting from the US$ 2 million devaluation of the Brazilian real against the US dollar and US$ 1 million in lower sales volume (-255 GWh).

Enel Green Power Volta Grande´s operating costs increased by US$ 1 million due to higher prices of purchased energy.

Enel Green Power Volta Grande´s staff costs were in line with the same period of the previous year.

Enel Green Power Volta Grande´s other expenses by nature were in line with the same period of the previous year.

In the third quarter of 2021, Enel Green Power Volta Grande's EBITDA reached US$ 17 million, exceeding by US$ 6 million the figure reached in the same period of 2020. This increase is mainly due to the greater update of the concession (RBO) as a result of HICP that in 2021 reached 2.7% versus -1.0% in the same period of 2020.

Enel CIEN S.A.: US$ 3 million higher EBITDA as compared to the same period of the previous year, explained by higher revenues from the readjustment of the allowable annual collection.

In the third quarter of 2021, Enel CIEN S.A. increases its revenues by US$ 3 million by readjusting the annual allowable collection.

Enel Trading Brasil S.A. (start of operations in 2021): Positive EBITDA of US$ 70 million as a result of the net margin of the purchase and sale of total energy of 15.5 TWh.

The positive EBITDA is generated by revenues from the sale of electricity at the spot prices provided by the market, and which have been driven up in the last quarter of 2021, as a result of the water crisis that Brazil is going through. For its part, the costs of selling energy are determined by prices set in short and long-term contracts set with customers and which have been significantly lower than the spot prices of the last quarter of 2021.

In the third quarter of 2021, Enel Trading Brasil S.A. reached a US$ 62 million EBITDA as a result of the net margin achieved from the purchase and sale of energy for a total of 5.6 TWh, which is generated from the sales margin generated by a purchase price at fixed prices and a sale price determined by the spot market, which has risen to its maximum during the last quarter that ended on September 30, 2021.

18

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Central Generadora Sao Francisco decreased its EBITDA by US$ 5 million due to extraordinary revenues during 2020.

Enel Green Power Brasil Participacoes Ltda. and subsidiaries (“Enel Green Power Brasil”): Group of companies incorporated into the consolidation perimeter as of April 2021. US$ 146 million EBITDA mainly from physical sales

Operating revenues at Enel Green Power Brasil reached US$ 405 million corresponding to the sale of 8,145 GWh.

Operating costs at Enel Green Power Brasil reached US$ 223 million, explained as follows (i) US$ 206 million energy purchases to cover higher demand, (ii) US$ 16 million transport costs, and (iii) other variable supplies and services for US$ 1 million.

Staff costs at Enel Green Power Brasil totaled US$ 17 million and are mainly explained by salaries and social security of workers.

Other expenses by nature in Enel Green Power Brasil reached US$ 19 million, mainly for independent outsourced services totaling US$ 13 million and US$ 6 million maintenance and repair costs.

During the third quarter of 2021, Enel Green Power Brasil's EBITDA contribution was US$ 70 million associated with revenues obtained from physical energy sales of 4,430 GWh which reported revenues of US$ 258 million, operating costs of US$ 163 million, staff costs of US$ 17 million and US$ 8 million in other expenses by nature.

19

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Emgesa	585	514	71	13.8%	210	171	39	22.8%
EGP Colombia	(1)	-	(1)	100.0%	-	-	-	100.0%

EBITDA Generation Business	584	514	70	13.7%	210	171	39	22.8%

EBITDA of our generation subsidiaries in Colombia reached US$ 584 million as of September 2021, representing a US$ 70 million increase as compared to September 2020. The main variables that explain this situation are described below:

Emgesa S.A.: US$ 71 million higher EBITDA mainly due to better prices in electricity sales and favorable prices for the purchase of energy to meet contract demand

Emgesa's Operating revenues increased by US$ 60 million or 6.7% as of September 2021. This increase is mainly explained by: (i) US$ 71 million from the effects of higher revenues due to better average sales prices; (ii) US$ 4 million higher revenues related to the sale of carbon credit certificates, partially offset by US$ 15 million due to lower sales volume because of the effects of the pandemic (-294 GWh).

Operating costs decreased by US$ 12 million and are mainly explained by: (i) a US$ 28 million decrease related to energy purchases as a result of US$ 61 million lower purchase prices, less the effect caused by higher physical purchases of US$ 33 million (+866 GWh); and (ii) US$ 18 million lower fuel consumption mainly due to lower generation of the Termozipa Power Plant, due to the decrease in the spot price. This was partially offset by (i) US$ 24 million higher transport expenses because of increased unit costs, and (ii) US$ 10 million higher expenses of other variable supplies and services.

Emgesa´s staff costs were in line with last year’s results during the same period.

Emgesa’s other expenses by nature were in line with last year’s results during the same period.

In the third quarter of 2021, Emgesa's EBITDA reached US$ 210 million, 22.8% higher than the one registered in the same period of 2020. The US$ 39 million growth is mainly explained by the effect of US$ 51 million higher revenues due to better average sales prices; lower sales costs of US$ 10 million due to energy purchases at a lower price on the spot market. All of the above partially offset by (i) US$ 11 million lower revenues due to a decrease in sales volume as a result of the effects of the pandemic (-39 GWh), (ii) US$ 4 million lower sales due to lower generation volume and (iii) US$ 7 million higher transport costs due to increased unit costs mainly PPI.

20

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Peru

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Enel Generación Perú	163	154	9	5.9%	46	53	(7)	(13.2%)
Enel Generación Piura	30	23	7	29.6%	11	7	4	62.6%
Chinango	26	23	3	14.2%	7	6	1	3.3%
EGP Perú	12	-	12	100.0%	9	-	9	100.0%

EBITDA Generation Business	231	200	31	15.7%	73	66	7	10.6%

EBITDA of our generation subsidiaries in Peru reached US$ 231 million as of September 2021, representing a US$ 31 million increase as compared to the same period of last year. The main variables that explain such a decrease in the September 2021 result are described below:

Enel Generación Perú S.A.: US$ 9 million higher EBITDA mainly due to increased revenues from a higher volume of physical sales and better average sale prices partially offset by the negative effect of the conversion effects resulting from the devaluation of the new Peruvian sol against the U.S. dollar.

Operating revenues increased by US$ 22 million, or 7.6% as of September 2021. This increase is mainly explained by US$ 54 million higher revenues due to higher sales volume (+271 GWh) and better average sale prices, offset by a US$ 32 million decrease due to the conversion effects caused by the devaluation of the new Peruvian sol in relation to the US dollar.

Operating costs increased by US$ 11 million, or 11.2% as of September 2021, mainly due to higher fuel consumption of (i) US$ 14 million given the higher thermal generation as a result of a higher demand, (ii) US$ 9 million due to higher transport costs. This was partially offset by US$ 12 million lower costs associated with the conversion effects as a result of the devaluation of the new Peruvian sol against the US dollar.

Staff costs of Enel Generación Perú in cumulative terms were practically in line with those recorded in the same period of the previous year.

Other expenses by nature increased by US$ 2 million as of September 30, 2021, mainly by (i) higher outsourced services for US$ 3 million, and (ii) increase in repairs and maintenance for US$ 1 million. All of the above partially offset by a US$ 2 million decrease due to the conversion effect resulting from the devaluation of the new Peruvian Nuevo Sol against the US dollar.

In the third quarter of 2021, Enel Generación Perú had an EBITDA of US$ 46 million, a 13.2% decrease as compared to the US$ 53 million registered in the same period of 2020.

The US$ 7 million decrease in EBITDA is mainly explained by the negative effect of the conversion effects resulting from the devaluation of the new Peruvian sol against the US dollar, given that in local terms the EBITDA of the third quarter was in line with the one registered in the same period of 2020.

21

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Enel Generación Piura S.A.: US$ 7 million higher EBITDA due to higher sale revenues given the increases in physical energy sales.

Operating revenues increased by US$ 7 million, mainly due to US$ 14 million increases stemming from an increase in physical sales (+108 GWh) and better average sales prices, which was partially offset by a US$ 7 million decrease due to the conversion effect caused by the devaluation registered by the new Peruvian sol against the US dollar.

Operating costs as of September 30, 2021, were in line with the same period in 2020.

In the third quarter of 2021, Enel Generación Piura's EBITDA reached US$ 11 million, exceeding by US$ 4 million what was registered in the same period of the previous year. The main effect of this growth is due to higher physical sales (+35 GWh) and better average sales prices.

Chinango S.A.: US$ 3 million higher EBITDA compared to the previous year, as a result of higher sales revenues due to better average sales prices, partially offset by the negative effect of conversion of figures caused by the devaluation of the new Peruvian nuevo sol against the US dollar.

Enel Green Power Perú S.A.C. and subsidiaries (“Enel Green Power Perú”): Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 12 million mainly from physical sales.

Operating revenues at Enel Green Power Peru and subsidiaries reached US$ 20 million corresponding to the sale of 520 GWh.

Operating costs at Enel Green Power Peru and subsidiaries reached US$ 2 million, basically explained by the costs of electricity transport.

Other expenses by nature in Enel Green Power Peru and subsidiaries reached US$ 5 million, mainly US$ 3 million externalized independent services and US$ 2 million for repair and maintenance costs.

During the third quarter of 2021, the contribution to Enel Green Power Peru's EBITDA was US$ 9 million associated with revenues from physical energy sales of 275 GWh, which reported US$ 13 million in revenues, US$ 1 million operating costs, and US$ 3 million other expenses by nature.

22

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Central America

CENTRAL AMERICA	EBITDA (million US$)
	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

EGP Costa Rica	7	-	7	100.0%	4	-	4	100.0%
EGP Guatemala	23	-	23	100.0%	16	-	16	100.0%
EGP Panamá	74	-	74	100.0%	35	-	35	100.0%

EBITDA Generation Business	104	-	104	100.0%	55	-	55	100.0%

Enel Green Power Costa Rica S.A. and subsidiaries (“EGP Costa Rica”) Group of Companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 7 million mainly from physical sales

Operating revenues at Enel Green Power Costa Rica totaled US$ 11 million corresponding to US$ 9 million from the sale of energy equivalent to 108 GWh, and US$ 2 million from other operating income and other services.

Staff costs at Enel Green Power Costa Rica S.A. totaled US$ 1 million and are mainly explained by workers´ salaries and social security payments.

Other expenses by nature at Enel Green Power Costa Rica totaled US$ 3 million, mainly for independent outsourced services.

During the third quarter of 2021, Enel Green Power Costa Rica's EBITDA contribution was US$ 4 million associated with the income from physical energy sales of 68 GWh which reported revenues of US$ 6 million and US$ 2 million in other expenses by nature.

Enel Green Power Guatemala: Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 23 million mainly from physical sales

Operating revenues at Enel Green Power Guatemala reached US$ 63 million, mainly US$ 57 million corresponding to the sale of energy equivalent to 659 GWh, and US$ 6 million from other operating revenues and other services.

Operating costs at Enel Green Power Guatemala totaled US$ 28 million explained as follows (i) US$ 20 million in energy purchases to cover greater demand and (ii) US$ 8 million transport and other services costs.

Staff expenses at Enel Green Power Guatemala totaled US$ 3 million and are mainly explained by workers’ salaries and social security payments.

Other expenses by nature at Enel Green Power Guatemala totaled US$ 9 million mainly US$ 7 million for greater independent outsourced and other services and US$ 2 million higher repair and maintenance costs.

23

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

During the third quarter of 2021, the contribution to Enel Green Power Guatemala's EBITDA was US$ 16 million associated with revenues from physical energy sales of 364 GWh which reported US$ 40 million in revenues, US$ 17 million in operating costs, US$ 2 million staff expenses and US$ 5 million other expenses by nature.

Enel Green Power Panamá S.R.L. and subsidiaries (Enel Green Power Panamá) Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 74 million mainly from physical sales

Operating revenues at Enel Green Power Panamá totaled US$ 97 million corresponding to US$ 93 million from the sale of energy equivalent to 1,038 GWh, and US$ 4 million from other operating revenues and other services.

Operating costs at Enel Green Power Panamá totaled US$ 12 million explained as follows (i) US$ 7 million in energy purchases to cover higher demand, (ii) US$ 4 million in transport costs and (iii) US$ 1 million in other variable supplies and services.

Staff costs at Enel Green Power Panamá totaled US$ 4 million and are mainly explained by workers’ salaries and social security payments.

Other expenses by nature at Enel Green Power Panamá totaled US$ 7 million mainly for independent outsourced services

During the third quarter of 2021, the contribution to Enel Green Power Panamá's EBITDA was US$ 35 million associated with the revenues from physical energy sales of 501 GWh which reported US$ 47 million in revenues, US$ 6 million in operating costs, US$ 2 million in staff costs and US$ 5 million in other expenses by nature.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

DISTRIBUTION SEGMENT EBITDA

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Edesur	15	27	(12)	(42.1%)	12	5	7	138.0%

EBITDA Distribution Business	15	27	(12)	(42.1%)	12	5	7	138.0%

EBITDA of our distribution subsidiary in Argentina reached US$ 15 million for the period ended on September 30, 2021, representing a US$ 12 million decrease as compared to the same period of the previous year. The main variables by subsidiary, which explain this decrease as of September 2021, are described below:

Operating revenues decreased by US$ 40 million or 6.6% as of September 2021, which is mainly explained by US$ 154 million due to lower revenues from the conversion effect as a result of the devaluation of the Argentine peso against the US dollar; partially offset by (i) US$ 87 million for tariff readjustments approved by the regulatory authority on a temporary basis, pending the next comprehensive tariff review. The readjustment established in ENRE resolution No. 106 established on average a 9% readjustment which led to an increase in the added value of distribution of 21.8% as of May 1, 2021, (ii) US$27 million in the effect of greater physical volume sold (+485 GWh).

Operating costs decreased by US$ 36 million or 8.5%, mainly explained by a US$ 114 million decrease as a result of the devaluation of the Argentine peso against the US dollar, which is partially offset by (i) US$ 62 million higher costs associated with higher energy purchased price, (ii) US$ 10 million higher volume of energy purchases and (iii) a US$ 6 million increase due to other supplies and variable services associated with the increase in sales volume.

Staff expenses increased by US$ 11 million mainly due to a US$ 41 million increase from salary rises, mainly explained by the recognition of inflation and by higher overtime; a US$ 30 million decrease due to lower conversion effects as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature increased by US$ 1 million compared to the same period of the previous year, basically due to higher expenses for contracting outsourced services.

25

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Regarding the third quarter of 2021, the EBITDA of our distribution segment in Argentina reached US$ 12 million, US$ 7 million more as compared to the same period of the previous year. This increase is mainly explained by higher revenues of (i) US$ 28 million from more energy sold (+441 GWh); (ii) US$ 31 million for higher prices for tariff readjustments approved by the regulatory authority on a temporary basis pending the next comprehensive tariff review. This is partially offset by (i) US$ 25 million in higher cost for increased volume of energy purchased to meet demand, (ii) US$ 3 million in higher price of energy purchased; (iii) US$ 19 million for salary adjustments and overtime of staff; and (iv) US$ 5 million for increases in network maintenance services.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Edesur	18.4%	18.4%	0.0%	2.54	2.50	1.4%

Total Distribution Business	18.4%	18.4%	0.0%	2.54	2.50	1.4%

26

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Enel Distribución Río	149	145	4	2.1%	47	43	4	8.0%
Enel Distribución Ceará	150	121	29	24.3%	48	32	16	52.7%
Enel Distribución Goiás	107	102	5	5.2%	50	44	6	14.0%
Enel Distribución Sao Paulo	417	332	85	25.6%	191	120	71	58.2%

EBITDA Distribution Business	823	700	123	17.6%	336	239	97	40.3%

EBITDA as of September 30, 2021 of our distribution subsidiaries in Brazil reached US$ 823 million representing a US$ 123 million increase as compared to the same period of the previous year. The main variables, by subsidiary, that explain this decrease in September 2021, are described below

Enel Distribución Río S.A.: EBITDA was slightly above the one registered in the first nine months of the previous year, mainly due to better average sales partially offset by the negative effect of the devaluation of the Brazilian real against the U.S. dollar

Operating revenues at Enel Distribución Rio increased by US$ 217 million or 24.1% as of September 2021, which is mainly explained by: (i) US$ 152 million higher revenues as a result of a higher volume of physical sales (+ 405 GWh); (ii) US$ 95 million higher revenues due to better sale prices as a result of inflation and tariff readjustments, (iii) US$ 8 million higher toll revenues and (iv) US$ 20 million higher revenues due to the recognition of construction revenues under IFRIC 12 “Service concession agreements” (IFRIC 12). All of the above offset by the conversion effects caused by the devaluation of the Brazilian real against the US dollar totaling US$ 58 million.

Operating costs increased by US$ 215 million or 33.7% as of September 2021, in relation to September 2020 and are mainly explained by: (i) US$ 225 million for higher costs of power purchases which incorporate US$ 101 million as a result of higher physical purchases and US$ 124 million explained by higher average prices due to readjustments for inflation and worsening hydrology; (ii) US$ 13 million in higher energy transportation cost due to higher tariffs in the use of networks, and (iii) US$ 20 million in higher construction costs under IFRIC 12. This was partially offset by US$ 41 million from lower costs as a result of the conversion effects from the devaluation of the Brazilian real.

Staff costs increased by US$ 2 million compared to the same period last year, mainly as the result of a US$ 4 million increase corresponding to provisions for a restructuring plan associated with the Group's digitalization strategy, offset by US$ 2 million from the conversion effect resulting from the devaluation of the Brazilian real against the US dollar.

Other expenses by nature decreased by US$ 3 million, mainly due to the conversion effects caused by the devaluation of the Brazilian real against the US dollar.

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Regarding the third quarter of 2021, the EBITDA in the subsidiary Enel Distribución Rio reached US$ 47 million, exceeding by US$ 4 million the figure reached in the third quarter of 2020. This increase is mainly due to (i) US$ 132 million due to higher revenues from the sale of energy mainly due to tariff readjustments, (ii) US$ 3 million from higher toll revenues; and (iii) US$ 23 million higher revenues due to the recognition of construction revenues under IFRIC 12. All of the above partially offset by higher costs of (i) US$ 82 million due to more energy purchased to meet demand; (ii) US$ 49 million for higher variable costs for interruptions and reconnections and (iii) US$ 23 million for higher construction costs according to IFRIC 12.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Enel Distribución Río	21.1%	22.5%	(6.2%)	3.02	2.97	1.7%

Enel Distribución Ceará S.A.: Higher EBITDA of US$ 29 million, mainly due to the effects of economic recovery that led to a higher volume of physical sales and better average sales prices partially offset by the devaluation of the Brazilian real against the U.S. dollar.

Operating revenues at Enel Distribución Ceará increased by US$ 231 million or 28.4% as of September 2021, which is mainly explained by: (i) US$ 83 million in higher revenues as a result of a higher sales volume (+779 GWh); (ii) US$ 174 million in higher revenues due to better sales prices stemming from inflation and tariff readjustments, (iii) US$ 20 million higher toll revenues and (iv) US$ 6 million higher revenues due to the recognition of construction revenues under IFRIC 12. All this partially offset by US$ 52 million from the conversion effects caused by the devaluation of the Brazilian real against the US dollar.

Operating costs increased by US$ 200 million or 34.0% as of September 2021 as compared to September 2020 and are mainly explained by: (i) US$ 213 million for higher energy purchase costs, which incorporate US$ 87 million due to higher physical purchases and US$ 126 million explained by higher average prices due to readjustments for inflation; (ii) US$ 20 million higher energy transport cost due to higher tariffs in the use of networks and (iii) US$ 6 million higher construction costs under IFRIC 12. All this partially offset by US$ 39 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real.

Staff costs increased by US$ 2 million as compared to the same period of the previous year mainly due to a US$ 4 million increase corresponding to provisions due to a restructuring plan associated with the Group's digitalization strategy, offset by US$ 2 million from the conversion effect resulting from the devaluation of the Brazilian real against the US dollar.

Other expenses by nature were in line with previous year.

Regarding the third quarter of 2021, the EBITDA in the subsidiary Enel Distribución Ceará S.A. reached US$ 48 million, exceeding by US$ 16 million the figure reached in the third quarter of 2020. This increase is mainly due to (i) US$ 80 million for higher physical sales volume (+205 GWh); (ii) US$ 70 million for better sale prices due to inflation and tariff readjustments; and (iii) US$ 10 million for higher toll revenues. The above offset by higher costs of (i) US$ 54 million for more energy purchased to meet demand; (ii) US$ 79 million for higher costs in the purchase of energy given its tariff readjustments and the corresponding inflation and (iii) US$ 11 million for higher costs derived from an increase in maintenance activities compared to those carried out in the same period of the previous year.

28

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Enel Distribución Ceará	16.0%	15.3%	4.6%	4.04	4.05	(0.2%)

Enel Distribución Goias.: EBITDA increased by US$ 5 million as compared to the same period of previous year, mainly because the volume increases due to economic recoveries that occurred in Brazil and better average sales prices partially offset by the negative effect of the devaluation of the Brazilian real against the U.S. dollar

Operating revenues at Enel Distribución Goiás increased by US$ 364 million which is mainly explained by: (i) US$ 181 million higher energy sales which correspond mainly to US$ 94 million of higher physical sales by +653 GWh, due to the country's economic recovery, US$ 87 million of better average sales prices due to inflation readjustment effects from greater tariff readjustment of 4.6% in force since October 2020; (ii) US$ 119 million recognition as a result of the compensatory income CVA (Compensation of Plot A Values) received from regulations in Brazil in cases of water crisis and (iii) US$ 132 million other operating revenues explained mainly by higher construction income from the application of IFRIC 12.This was partially offset by US$ 68 million lower revenues due to the conversion effects of the devaluation of the Brazilian real.

Operating costs increased by US$ 371 million, explained (i) US$ 274 million higher costs for energy purchases due to higher average prices and higher volumes; (ii) US$ 11 million higher costs for interruptions and reconnections; and (iii) US$ 132 million higher other variable supplies and services which correspond mainly to lower construction costs due to the application of IFRIC 12. This is partially offset by US$ 46 million in lower revenues as a result of the devaluation of the Brazilian real against the US dollar.

Staff costs in line with the same period of the previous year.

Other expenses by nature decreased by US$ 11 million which is explained by US$ 7 million due to the conversion effects stemming from the devaluation of the Brazilian real and US$ 4 million from lower fines and maintenance costs compared to the same period of the previous year.

Regarding the third quarter of 2021, the EBITDA in the subsidiary Enel Distribución Goiás reached US$ 50 million, exceeding by US$ 6 million the figure reached in the third quarter of 2020. This increase is mainly due to (i) US$ 51 million due to higher physical sales volume (+99 GWh); (ii) US$ 12 million for better sale prices as a result of inflation and tariff readjustments of 4.6% in force since October 2020; (iii) US$ 96 million recognition as a result of the compensatory income CVA (Compensation of Plot A Values) received because of regulations in Brazil in cases of water crisis, (iv) US$ 42 million other operating income explained mainly by higher construction revenues from the application of IFRIC 12, and (v) US$ 14 million lower maintenance costs from incidents occurred in 2020 and not present in 2021. This was partially offset by (i) US$ 167 million higher energy purchase expenditure due to higher average prices; and (ii) US$ 42 million higher other variable supplies and services which correspond mainly to lower construction costs due to the application of IFRIC 12.

29

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Enel Distribución Goiás	11.3%	11.8%	(4.2%)	3.27	3.18	2.8%

Enel Distribución Sao Paulo: US$ 85 million higher EBITDA mainly because of economic recovery that led to greater volume of physical sales and better average sales prices partially offset by the devaluation of the Brazilian real against the U.S. dollar.

Operating revenues at Enel Distribución Sao Paulo increased by US$ 599 million, compared to the same period last year. The main variations explained by these higher revenues are: (i) US$ 380 million higher sales revenues due to better average sales prices because of 9.44% tariff adjustment in force since 2020, (ii) US$ 113 million higher revenues due to an increase in physical sales (+1,100 GWh); (iii) US$ 190 million higher revenues from an increase in tariff flag as a result of the water crisis in Brazil, generating sector assets and, (iv) US$ 54 million higher in other operating revenues mainly explained by higher construction revenues from the application of IFRIC 12. All of the above partially offset by US$ 138 million as a result of the conversion effects due to the devaluation of the Brazilian real.

Operating costs increased by US$ 523 million as compared to September 2020 and are mainly explained by: (i) US$ 531 million higher energy purchases as a result of lower hydrology and greater purchases from thermal companies at higher prices; (ii) US$ 36 million higher outage and reconnection costs; and (iii) US$ 54 million higher other operating costs mainly explained by higher construction costs due to the application of IFRIC 12. This was partially offset by US$ 90 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real.

Staff costs decreased by US$ 1 million compared to September 2020, mainly due to (i) US$ 8 million because of the conversion effect resulting from the devaluation of the Brazilian real; and (ii) US$ 11 million due to lower expenses because of greater efficiency and digitalization of processes. This was partially offset by US$ 18 million for provisions for the restructuring plan associated with the Group's digitalization strategy.

Other expenses by nature decreased by US$ 3 million compared to September 2020 mainly due to the conversion effects stemming from the devaluation of the Brazilian real.

Regarding the third quarter of 2021, the EBITDA of our distribution segment in the subsidiary Enel Distribución Sao Paulo reached US$ 191 million, exceeding by US$ 71 million the figure reached in the third quarter of 2020. This increase is mainly due to US$ 431 million for higher physical sales volume (+189 GWh), higher sale prices due to 9.44% tariff readjustment in force since 2020 and higher remuneration for regulatory assets; partially offset by US$ 360 million higher energy purchase expenditure for a higher volume and higher average prices.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Enel Distribución Sao Paulo	10.4%	10.4%	0.3%	8.01	7.86	1.8%

30

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Codensa	413	378	35	9.2%	134	123	11	9.4%

EBITDA Distribution Business	413	378	35	9.2%	134	123	11	9.4%

EBITDA of our subsidiary Codensa in Colombia reached US$ 413 million as of September 2021, which represents a US$ 35 million increase as compared to the same period of the previous year. The main variables, which explain this increase as of September 2021, are described below:

Codensa S.A.: US$ 35 million higher EBITDA mainly due to higher physical sales, higher average sale prices, and higher remunerations for assets.

Operating revenues at Codensa increased by US$ 125 million, or 11.0% as of September 2021, and is mainly explained by (i) US$ 76 million higher revenues due to better average sales prices related to the IPP increase (to which sales prices are indexed), and higher physical sales (+615 GWh); (ii) US$ 36 million higher revenues due to higher revenues from investment recognition which are remunerated at higher rates due to a greater regulatory base of the assets, and (iii) US$ 13 million higher revenues from other services such as interruptions and connections and the implementation of electric buses.

Operating costs increased by US$ 93 million or 14.3% as of September 2021 mainly explained by (i) US$ 69 million higher energy purchases due to higher average sales prices; (ii) US$ 10 million higher energy transport costs caused by the higher payment that Codensa had to make for the incorporation of new construction units (assets used directly in the transmission system and that must be prorated proportionally among the system operators); and (iii) US$ 13 million higher costs of other supplies and services.

Staff costs remained in line with the same period of the previous year.

Other expenses decreased by US$ 2 million as compared to the same period of the previous year due to less contracting of outsourced services.

In the third quarter of 2021, the EBITDA of our distribution segment in Colombia reached US$ 134 million, exceeding by US$ 11 million the figure reached in the third quarter of 2020. This increase is mainly due to; (i) US$ 47 million for higher physical sales volume (+ 256 GWh) and better average sales prices; and (ii) US$ 13 million due to higher revenues from recognition of investments which are remunerated at higher rates due to a greater regulatory base of assets. This is partially offset by (i) US$ 38 million higher costs, (ii) US$ 4 million higher transport costs and (iii) US$ 7 million higher supplies than those made in the third quarter of 2021 as compared to the same period ended September 30, 2020.

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Codensa	7.6%	7.5%	1.1%	3.69	3.59	2.7%

Total Distribution Business	7.6%	7.5%	1.1%	3.69	3.59	2.7%

31

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Peru

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Enel Distribución Perú	171	163	8	4.8%	53	48	5	9.0%

EBITDA Distribution Business	171	163	8	4.8%	53	48	5	9.0%

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 171 million as of September 2021, which represents a US$ 8 million increase as compared to the same period of the previous year.

Enel Distribución Perú S.A.: US$ 8 million higher EBITDA mainly due to an increase in sale prices offset by lower results due to the conversion effect of the devaluation of the new Peruvian sol against the U.S. dollar.

Operating revenues at Enel Distribución Peru increased by US$ 15 million, mainly explained by (i) US$ 77 million higher energy sales due to an increase in average sales prices, combined with an increase in physical sales (+477 GWh), (ii) US$10 million for other services such as connections, maintenance, and reconnections. All this offset by US$ 72 million due to the conversion effects of the devaluation of the new Peruvian sol against the US dollar.

Operating costs increased by US$ 6 million, which is mainly explained by (i) US $45 million due to higher energy purchase costs both in physical volumes and in higher average purchase price, (ii) US$ 9 million in costs of other services such as connections, reconnections, and maintenance. We must deduct US$ 48 million from these effects due to the positive effect of reducing costs as a result of the conversion effect figures caused by the devaluation of the new Peruvian sol against the US dollar.

Enel Distribución Perú's staff costs remained in line in relation to September 2020.

Enel Distribución Perú's other expenses by nature remained in line in relation to September 2020.

Regarding the third quarter of 2021, the EBITDA of our distribution segment in the subsidiary Enel Distribución Perú reached US$ 53 million, exceeding by US$ 5 million the figure reached in the third quarter of 2020, which is mainly explained by (i) US$ 24 million higher energy sales due to an increase in average sales prices, combined with an increase in physical sales (+113 GWh), (ii) US$ 7 million for other services such as connections, maintenance, and reconnections. All this offset by (i) US$ 12 million for higher energy purchase costs both in physical volumes offset by a lower average purchase price, (ii) US$ 5 million in costs of other services such as connections, reconnections and maintenance and (iii) US$ 9 million net negative impact due to the conversion effect from the devaluation of the new Peruvian sol against the US dollar.

PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Enel Distribución Perú	8.4%	8.7%	(4.0%)	1.48	1.44	2.6%

Total Distribution Business	8.4%	8.7%	(4.0%)	1.48	1.44	2.6%

32

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Depreciation, Amortization, Impairment

Below, by segment and country, is a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for the Enel Américas Group subsidiaries for the periods ended September 30, 2021 and 2020:

Segment	Accumulated figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	9M 2021			9M 2020

Generation and Transmission:
Argentina	102	(68)	34	114	(67)	47
Brazil	391	(69)	322	166	(19)	147
Colombia	584	(53)	531	514	(49)	465
Peru	231	(44)	187	200	(46)	154
Central America	104	(19)	85	-	-	-
Total Generation and Transmission	1,412	(253)	1,159	994	(181)	813

Distribution:
Argentina	15	(60)	(45)	27	(68)	(41)
Brazil	823	(498)	325	700	(406)	294
Colombia	413	(99)	314	378	(104)	274
Peru	171	(49)	122	163	(52)	111
Total Distribution	1,422	(706)	716	1,268	(630)	638
Less: consolidation adjustments and other activities	(75)	(2)	(77)	(66)	(2)	(68)

Total Consolidated Enel Américas	2,759	(961)	1,798	2,196	(813)	1,383

Segment	Quarterly figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	Q3 2021			Q3 2020

Generation and Transmission:
Argentina	37	(21)	16	37	(21)	16
Brazil	182	(37)	145	58	(5)	53
Colombia	210	(18)	192	171	(17)	154
Peru	73	(15)	58	66	(15)	51
Central America	55	(9)	46	-	-	-
Total Generation and Transmission	557	(100)	457	332	(58)	274

Distribution:
Argentina	12	(15)	(3)	5	(24)	(19)
Brazil	336	(223)	113	239	(113)	126
Colombia	134	(32)	102	123	(31)	92
Peru	53	(16)	37	48	(16)	32
Total Distribution	535	(286)	249	415	(184)	231
Less: consolidation adjustments and other activities	(26)	(2)	(28)	(22)	(2)	(24)

Total Consolidated Enel Américas	1,066	(388)	678	725	(244)	481

33

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Depreciation, amortization and impairment reached US$ 961 million as of September 2021, increasing by US$ 148 million in net terms compared to the same period in 2020.

Depreciation and amortization totaled US$ 713 million as of September 2021, representing a US$ 79 million increase as compared to September 2020. This is mainly explained by the following effects: increases by (i) US$ 68 million for EGP Américas companies which were incorporated into the consolidation perimeter as of April 1, 2021, (ii) US$ 16 million in Edesur composed of the US$ 32 million increase for higher depreciations due to new investments, less US$ 16 million as a result of the devaluation of the Argentine peso against the US dollar, (iii) US$ 5 million in Enel Distribución Río composed of US$ 8 million for higher depreciations due to higher activations, offset by US$ 3 million due to the conversion effects resulting from the devaluation of the Brazilian real against the US dollar, (iv) US$ 3 million in Enel Distribución Ceará composed of US$ 5 million for higher depreciations due to higher activations, offset by US$ 2 million due to the conversion effects resulting from the devaluation of the Brazilian real against the US dollar, and (v) US$ 5 million in Enel Cahoeira Dourada for a higher base of depreciable assets.

All these increases were partially offset by the following decreases: (i) US$ 10 million in Enel Distribución Sao Paulo due to the conversion effects from the devaluation of the Brazilian real against the US dollar; and (ii) US$ 8 million in Enel Generación Perú composed of a US$ 5 million lower depreciable base in 2021 and conversion effects from devaluation of the new Peruvian sol against the US dollar.

At the same time, impairment losses due to the application of IFRS 9 on financial assets reached US$ 248 million as of September 2021, which represents a US$ 69 million increase as compared to the same period of the previous year, which is mainly explained by increases in impairments resulting from the assessment of impaired financial assets; (i) US$ 76 million in Enel Distribución Rio, (i) US$ 10 million in Enel Distribución Goiás; (ii) US$ 16 million in Enel Distribución Sao Paulo; these effects are partially offset by reversals of impairment provisions in Edesur of US$ 22 million and a US$ 11 million positive effect due to the conversion effect of functional currencies against the US dollar.

In the third quarter ended September 30, 2021, depreciation, amortization and impairment totaled US$ 388 million, increasing by US$ 144 million in net terms compared to the same period of 2020. Of this increase, US$ 49 million correspond to higher depreciation and amortization, which is explained by (i) US$ 35 million greater depreciation due to the incorporation of EGP Américas, (ii) US$ 9 million in Edesur composed of a US$ 14 million depreciation increase from new investments, less US$ 5 million as a result of the devaluation of the Argentine peso against the US dollar and (iii) US$ 5 million in Enel Cachoeira Dourada for a larger base of depreciable assets.

In relation to the impairment in the July to September 2021 quarter, it has a US$ 96 million increase compared to the same period of 2020, composed of companies that have had a negative revaluation of their financial assets, as is the case of Enel Distribución Rio with US$ 28 million, Enel Distribución Goias with US$ 33 million, Enel Distribución Sao Paulo with US$ 34 million and Enel Distribución Ceará with US$ 17 million, offset by Edesur which had a positive US$ 16 million revaluation of its financial assets.

34

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

The following table presents the non-operating consolidated income for periods that ended in September 2021 and 2020.

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (million US$)				Quarterly figures (million US$)
	9M 2021	9M 2020	Change	% Change	Q3 2021	Q3 2020	Change	% Change

Financial Income
Argentina	63	40	23	57.5%	23	12	11	91.7%
Brazil	296	121	175	144.6%	138	54	84	155.6%
Colombia	10	11	(1)	(9.1%)	3	3	-	-
Peru	4	5	(1)	(20.0%)	1	1	-	-
Central America	2	-	2	100.0%	1	-	1	100.0%
Consolidation adjustments and other activities	-	4	(4)	(100.0%)	-	-	-	-
Total Financial Income	375	181	194	107.0%	166	70	96	137.9%

Financial Costs
Argentina	(168)	(77)	(91)	118.2%	(63)	(30)	(33)	110.0%
Brazil	(411)	(298)	(113)	37.9%	(150)	(113)	(37)	32.7%
Colombia	(81)	(105)	24	(22.9%)	(30)	(45)	15	(33.3%)
Peru	(23)	(24)	1	(4.2%)	(7)	(7)	-	-
Central America	(4)	-	(4)	100.0%	(2)	-	(2)	100.0%
Consolidation adjustments and other activities	(27)	(27)	-	-	(14)	(7)	(7)	100.0%
Total Financial Costs	(714)	(531)	(183)	34.6%	(266)	(202)	(64)	32.1%

Foreign currency exchange differences, net
Argentina	10	30	(20)	(66.7%)	-	9	(9)	(100.0%)
Brazil	(7)	(145)	138	(95.2%)	(75)	(22)	(53)	234.2%
Colombia	(4)	(4)	-	-	(2)	(2)	-	-
Peru	(8)	-	(8)	100.0%	(3)	(2)	(1)	29.3%
Consolidation adjustments and other activities	26	127	(101)	(79.5%)	32	18	14	77.8%
Total Foreign currency exchange differences, net	17	8	9	132.2%	(48)	1	(49)	N/A

Total results by adjustment units (hyperinflation - Argentina)	95	57	38	65.8%	50	22	29	133.7%

Net Financial Income Enel Américas	(227)	(285)	58	(20.3%)	(98)	(109)	11	(10.4%)

Other gains (losses)
Peru	-	4	(4)	(99.3%)	-	3	(3)	(99.1%)
Consolidation adjustments and other activities	-	-	-	-	-	-	-	-
Total Other gains (losses)	-	4	(4)	(94.3%)	-	3	(3)	(100.7%)

Share of profit (loss) of associates accounted for using the equity method:
Argentina	1	2	(1)	(61.4%)	-	-	1	(149.6%)
Consolidation adjustments and other activities	-	1	(1)	(100.0%)	-	1	(1)	(100.0%)
Total Share of profit (loss) of associates accounted for using the equity method	1	3	(2)	(74.5%)	-	1	(1)	(65.9%)

Total Non Operating Income	1	7	(6)	(86.6%)	-	4	(4)	(95.4%)

Net Income Before Taxes	1,572	1,105	467	42.3%	580	376	204	54.5%

Income Tax
Argentina	(143)	(41)	(102)	248.8%	(24)	40	(64)	(160.0%)
Brazil	(154)	(32)	(122)	381.3%	(55)	(33)	(22)	66.7%
Colombia	(244)	(213)	(31)	14.6%	(96)	(84)	(12)	14.3%
Peru	(95)	(67)	(28)	41.8%	(27)	(26)	(1)	3.9%
Central America	(22)	-	(22)	100.0%	(10)	-	(10)	100.0%
Consolidation adjustments and other activities	(1)	(3)	2	(66.7%)	1	-	1	100.0%
Total Income Tax	(659)	(356)	(303)	85.3%	(211)	(103)	(108)	105.7%

Net Income after taxes	913	749	164	21.9%	369	273	96	35.8%
Net Income attributable to owners of parent	622	487	135	27.8%	264	190	74	39.2%
Net income attributable to non-controlling interest	291	262	29	10.9%	105	83	22	26.0%

35

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Financial Income

Financial income reached a US$ 227 million loss as of September 30, 2021, which represents a US$ 58 million decrease in relation to the same period of the previous year. The foregoing is mostly explained by:

(a)       Higher financial income of US$ 194 million, mainly explained by; (i) US$ 136 million attributable to the updating of the financial assets associated with assets under concession as per IFRIC 12 in the following companies: Enel Distribución Rio, Enel Distribución Sao Paulo, Enel Distribución Goiás, and Enel Distribución Ceará, (ii) US$ 23 million for increased interest receivable associated with customers for the sale of energy mainly in the distribution subsidiaries in Brazil, (iii) US$ 11 million for the monetary update of the regulatory assets and liabilities of the Distribution Companies in Brazil, (iv) US$ 11 million from higher updates of financial investments in generation companies in Argentina, (v) US$ 7 million for updating VOSA credits in Generation Companies in Argentina and (vi) US$ 8 million associated with financial income from the incorporation of EGP Américas subsidiaries.

In the third quarter ended on September 30, 2021, the variation in financial income reached US$ 96 million, corresponding to (i) US$ 71 million for update of the financial assets associated with assets under concession by IFRIC 12 in the companies Enel Distribución Rio, Enel Distribución Sao Paulo, Enel Distribución Goiás, and Enel Distribución Ceará, (ii) US$ 8 million due to an increase in receivable interest associated with customers for the sale of energy mainly in the distribution subsidiaries in Brazil, (iii) US$ 5 million due to the monetary update of regulatory assets of the Distribution Companies in Brazil, (iv) US$ 7 million for updating VOSA credits in Generation Companies in Argentina.

(b)          US$ 183 million in higher financial costs mainly attributable to (i) US$ 101 million in Edesur mainly explained by financial update due to debts with energy purchasing supplier (CAMMESA); (ii) US$ 97 million in higher financial costs in our subsidiaries: US$ 53 million in Enel Distribución Sao Paulo, US$ 24 million in Enel Distribución Goias and US$ 20 million in Enel Distribución Ceará from higher financial liabilities as compared to the same period of the previous year. This was offset by US$ 29 million in lower financial costs in EMGESA due to a lower debt balance stemming from the maturity of the international bond in January and the cancellation of a bond issue in July 2021.

In the third quarter of 2021, the variation in financial costs registered a US$ 64 million increase as compared to the same period of the previous year, which is explained by; (i) US$ 30 million in Edesur originated mainly by the financial debt update with an energy purchasing supplier (CAMMESA); (ii) US$ 47 million of higher financial expenses in our subsidiaries: US$ 19 million in Enel Distribución Sao Paulo, US$ 11 million in Enel Distribución Goias and US$ 17 million in Enel Distribución Ceará from higher financial liabilities compared to the same period of the previous year. This was offset by US$ 17 million lower financial expense in EMGESA due to a lower debt balance due to the maturity of the international bond in January and the cancellation of a bond issue in July 2021.

(c) The results from readjustments increased by US$ 38 million and correspond to the financial result generated by the application of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance arising from applying inflation to non-cash assets and liabilities and income statements that are not determined on an updated basis, converted to U.S. dollar at closing exchange rates. The increase in the accumulated period is mainly generated in the last quarter of 2021, given the high levels of inflation registered in Argentina in recent months compared to the same period of the previous year.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

In the third quarter of 2021, the effect of hyperinflation in Argentina generated a US$ 29 million increase in the income statement by readjustment units.

(d) The exchange rate differences generate a positive US$9 million variation as compared to the same period of the previous year, which is mainly explained by lower updating losses from debts maintained by our subsidiaries in Brazil with related entities outside the Enel Américas consolidation perimeter. The lower loss is explained by the devaluation recorded by the Brazilian real against the US dollar in the January to September 2021 period which is lower than the one registered in the same period of 2020.

In terms of the third quarter ended September 30, 2021, there was a negative variation of US$ 49 million which is mainly explained by higher updating losses from debts maintained by our subsidiaries in Brazil with related entities outside the Enel Americas consolidation perimeter. The effect is reversed with respect to what was mentioned in the previous paragraph, given that the devaluation of the Brazilian real against the US dollar in the third quarter of 2021 was higher than the one registered in the same period of 2020.

(e) Corporate Income Tax reached US$ 659 million as of September 30, 2021, which represents a US$ 303 million increase as compared to the expense recorded in the same period of the previous year, mainly explained by: (i) higher tax expenses due to better financial results (EBT) in: US$ 48 million in Enel Brasil, US$ 41 million in Enel Distribución Sao Paulo, US$ 22 million in Enel Generación Perú, US$ 15 million in Enel Distribución Codensa, US$ 16 million in Enel Distribución Ceara and US$ 5 million in Emgesa, US$ 28 million in Edesur, and US$ 25 million in Enel Generación Costanera; (ii) higher expenses in income taxes and deferred taxes in subsidiaries in Argentina, due to the adaptation in deferred taxes due to the tax reform approved by the Argentine Government, where the nominal rate is increased from 30% to 35% which are detailed as follows: Edesur with US$ 101 million, Enel Generación Costanera with US$ 11 million, Central Dock Sud with US$ 4 million, offset by Enel Generación El Chocón with US$ 7 million; and (iii) increase in taxes in the Colombian subsidiaries, due to the modification of the tax rate from 30% to 35% for income taxed as of 2022, but due to the recognition of deferred taxes according to the rate in force at its The reverse corresponded to recognize in the year 2021 a higher charge to results for US$ 13 million composed of: Emgesa for US$ 12 million and Codensa for US$ 1 million and (iv) US$ 43 million higher expenses due to variations in the consolidation perimeter as of April 1, 2021 as a result of the merger with EGP Américas.

This was partially offset by US$ 46 million lower taxes stemming from the devaluation of the Argentine peso against the US dollar and US$ 11 million lower taxes due to lower financial income in Central Docksud and US$ 12 million in Enel Generación el Chocón.

Corporate Income Tax reached US$ 211 million for the third quarter of 2021, which represents a US$ 107 million increase as compared to the expense recorded in the same quarter of the previous year, mainly explained by: (i) higher tax expenses for better financial results (EBT) in: Enel Generación Costanera with US$ 32 million, Edesur with US$ 44 million, Enel Distribución Sao Paulo with US$ 17 million, Enel Trading Brasil with US$ 20 million, (ii) increase for the recognition of deferred taxes in Emgesa for US$ 12 million and Codensa for US$ 1 million, due to the increase in rates to take effect from the year 2022, and (iii) US$ 19 million higher expenses due to variations in the consolidation perimeter as of April 1, 2021 as a result of the merger with EGP Américas.

This was partially offset by lower taxes due to US$ 8 million lower financial results (EBT) in Enel Brasil, Enel Cahoeira Dourada with US$ 8 million and US$ 17 million from the effects of the devaluation of local currencies against the US dollar.

37

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	September 2021	December 2020	Change	% Change
	(US$ million)

Current Assets	7,588	6,179	1,409	22.8%
Non current Assets	27,679	20,755	6,924	33.4%

Total Assets	35,267	26,934	8,333	30.9%

Enel Américas' total assets as of September 30, 2021, increased by US$ 8,333 million compared to the total assets as of December 31, 2020, mainly as a result of:

✓	Current Assets increased by US$ 1,409 million equivalent to 22.8 % mainly explained by:
•	A US$ 45 million decrease in cash and cash equivalent composed mainly of: (1) US$ 1,398 million net income from operating flows corresponding to charges for sales and service provision, net of payments to suppliers and others; (2) US$ 386 million net outgoings from flows related to financing activities, corresponding to: (i) US$ 1,828 million loan payments, (ii) US$ 435 million obligations to the public, (iii) US$ 328 million related companies; (iv) US$ 763 million dividend payments; (v) US$ 234 million interest payments; and (vi) US$ 42 million payments of liabilities for financial leases. This was partially offset by (i) obtained financing with third parties; US$ 2,102 million for bank loans, US$ 163 million third party bonds and US$ 888 million from related companies, including loans from EFI to Enel Américas, Enel Distribución Goiás, Enel Distribución Ceará and Enel Distribución Rio and (ii) other cash inflows of US$ 91 million; (3) US$ 927 million net outgoings for investment activities flows which correspond to: (i) US$ 1,152 million disbursements for the incorporation of plant and equipment property, (ii) US$ 812 million payments for the incorporation of intangible assets, (iii) US$ 843 million investments over 90 days. These investment cash flow outgoings were offset by (i) US$ 22 million interest received, (ii) US$ 828 million redemption of investments over 90 days, (iii) US$ 8 million collections from related entities net of payments, and (iv) US$ 1,022 million incorporation of the initial balances of cash and cash equivalent from EGP Américas companies as of April 1, 2021; and (4) a US$ 130 million decrease due to exchange rates change in cash and cash equivalents.

•	A US$ 155 million increase in Other Current Non-Financial Assets explained mainly by (i) US$ 113 million higher taxes receivable from PIS and COFINS in Enel Distribución Goiás, (ii) a US$ 28 million increase for VAT tax credit and other recoverable taxes and (iii) a US$ 13 million increase for advances on services provided by third parties.

•	A US$ 1,030 million increase in Commercial Accounts Receivable and Other Current Accounts Receivable which is mainly explained by (i) US$ 246 million in commercial accounts of the EGP Américas companies, (ii) US$ 422 million increase in the distribution companies, mainly due to the application of tariff readjustments and increase in the average payment terms in the distribution companies, due to the economic difficulties caused by the Pandemic and the collection restrictions established by the government, (iii) a US$ 305 million from regulatory assets (CVA) in Brazil due to the increase of the energy cost caused by water crisis, (iv) a US$ 84 million increase in accounts receivable in Enel Trading Company due to the increase in its operations in the last quarter of 2021, and (iv) US$ 82 million in advances to suppliers granted by Enel Cahoeira Dourada. All this partially offset by US$ 207 million negative effect originated by the devaluation of the local currencies where the Company operates against the US dollar.

38

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

•	A US$ 55 million increase in Current Accounts Receivable to Related Entities basically explained by accounts receivable maintained by the Panama and Guatemala Companies with the related company EFI.

•	A US$ 66 million increase in inventories explained, by (i) US$ 56 million higher maintenance of electrical supplies in our distribution subsidiaries in Brazil and (ii) US$ 16 million for incorporation of inventories from the EGP Américas companies.

•	A US$ 109 million increase in Current Tax Assets explained by (i) US$ 42 million Incorporation of EGP Américas balances as of April 1, 2021, and (ii) Increase in tax advances to the collecting agencies of each of the countries in the following Companies: Enel Generación Perú with US$ 26 million, Enel Distribución Rio with US$ 20 million, Enel Generación el Chocón with US$ 11 million, Enel Cachoeira Dourada with US$ 5 million and Enel Distribución Sao Paulo with US$ 4 million.

✓	A US$ 6,924 million increase in Non-Current Assets equivalent to 33.4%, mainly due to:

•	A US$ 549 million increase in other Non-Current Financial Assets mainly explained by (i) financial update of IFRIC 12 accounts receivable for our Brazilian subsidiaries show an increase of US$ 167 million; (ii) a US$ 115 million increase due to the incorporation of assets according to IFRIC 12 in PH Chucás in Costa Rica, (iii) a US$ 250 million increase due to new investments according to IFRIC 12 in our Brazilian subsidiaries, and (iv) a US$ 135 million increase in hedging derivatives. All of the above partially offset by the effects of the devaluation of the Brazilian real against the US dollar as of September 30, 2021, which determines a decrease of US$ 122 million on the accounts receivable generated under IFRIC12.

•	A US$ 1,195 million increase in other non-current non-financial assets which is mainly explained by higher taxes recovered from PIS and COFINS in Enel Distribución Goias with US$ 445 million and Enel Distribución Rio with US$ 605 million (see explanation of commercial accounts payable and other non-current accounts payable on page 40 of this document), US$ 284 million higher assets under construction according to IFRIC12 and a US$ 95 million reduction due to the conversion effects related to the devaluation of the Brazilian real against the US dollar.

•	A US$ 197 million increase in accounts receivable and other non-current receivables mainly explained by an extension in the collection terms of energy accounts in the Brazilian subsidiaries Enel Distribución Sao Paulo with US$ 126 million and Enel Distribución Río with US$ 67 million.

•	A US$ 249 million increase in intangibles other than capital gains mainly composed of: (i) a US$ 334 million increase business combination in the amount due to the incorporation of the EGP Américas companies; (ii) US$ 395 million new investments in distribution companies in Brazil; (iii) a US$ 20 million increase due to hyperinflation in Argentina. This was partially offset by (i) US$ 317 million amortizations and (ii) a US$ 186 million decrease from the negative effect in the conversion figures due to the devaluation of the Brazilian real against the dollar.

•	A US$ 565 million increase in goodwill, explained mainly by the incorporation of the US$ 587 million goodwill in the EGP América businesses and US$ 30 million lower value due to the conversion effect due to the devaluation of the Brazilian real versus the US dollar.

39

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

•	A US$ 4,236 million increase in Plant and Equipment property composed mainly of (i) a US$ 3,952 million increase due to the incorporation of EGP Américas assets, (ii) a US$ 532 million inflation increase as a result of the application of IAS 29 in our Argentine subsidiaries; (iii) a US$ 973 million increase for new investments, (iv) US$ 390 million depreciation for the period; (v) a US$ 785 million decrease due to the conversion effects to US dollar from the functional currencies of each subsidiary, (vi) a US$ 46 million decrease from other movements.

•	A US$ 85 million decrease in deferred taxes explained by US$ 147 million lower deferred taxes due to the provision of employee benefits, partially due to US$ 57 million in higher deferred taxes associated with increases in provisions for debts.

Liabilities and Equity	September 2021	December 2020	Change	% Change
	(US$ million)

Current Liabilities	7,883	7,277	606	8.3%
Non Current Liabilities	11,973	9,323	2,650	28.4%

Total Equity	15,411	10,334	5,077	49.1%
attributable to owners of parent company	13,266	8,106	5,160	63.7%
attributable to non-controlling interest	2,145	2,228	(83)	(3.7%)

Total Liabilities and Equity	35,267	26,934	8,333	30.9%

Enel Américas’ total liabilities and equity as of September 30, 2021 increased by US$ 8,333 million as compared to December 2020, mainly as a result of:

✓	Current Liabilities increased by US$ 606 million, mainly explained by:
•	A US$ 384 million decrease in Other Current Financial Liabilities mainly explained by: (i) a US$ 305 million decrease in Enel Américas Holding due to loan cancellations of US$ 518 million, offset by US$ 213 million from new loans, (ii) a US$ 183 million decrease in Enel Distribución Sao Paulo due to loan cancellations of US$ 495 million, partially offset by debt transfers from the long-term of US$ 251 million and new loans of US$ 61 million; (iii) a US$ 61 million decrease due to the negative effect of the devaluation of the currencies in which the Company operates with respect to the US dollar. All of the above partially offset by (i) a US$ 80 million increase in financial liabilities due to the incorporation of balances of EGP Américas companies as of April 1, 2021, (ii) a US$ 34 million increase in Emgesa by new loans for US$ 176 million, transfers from the long term for US $ 81 million, partially offset by US$ 223 million liquidations of obligations mainly by bonds payments, and (iii) a US$ 54 million increase in Enel Generación Perú as a result of obtaining loans for US$ 114 million, transfers from the long term for US$ 7 million, partially offset by US$ 67 million loan payments.

•	A US$ 959 million increase in commercial accounts and other current accounts payable mainly explained by (i) a US$ 339 million increase due to the incorporation of EGP Américas companies on April 1 into the consolidation perimeter; (ii) a US$ 523 million increase for higher liabilities for energy purchases in distribution companies in Brazil, (iii) a US$ 265 million increase for the account payable recorded by Edesur to be paid to CAMMESA, (iv) a US$ 113 million increase of collected PIS COFINS to be returned to third parties mainly Enel Distribución Goias. All of the above offset by US$ 255 million negative conversion effect resulting from the devaluation of local currencies against the US dollar.

40

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

•	A US$ 90 million increase in Accounts Payable to related current companies mostly explained by an increase in balances with Enel Green Power S.p.A. for the services it usually provides to the EGP Américas companies recently incorporated as of April 1, 2021.

•	A US$ 61 million decrease in other current provisions explained by a US$ 60 million decrease in legal claims provisions.

•	A US$ 49 million decrease in current tax liabilities mainly explained by lower taxes payable, given that in the months of March to April taxes are settled in the different subsidiaries where we operate, and as of September 30, there were only nine months of profits susceptible to be provisioned as income tax has accumulated.

•	A US$ 49 million increase in other current non-financial liabilities mainly explained by higher VAT tax debit due at the end of September 30, 2021.

✓   Non-Current Liabilities increased by US$ 2,650 million, equivalent to 28.4%, a variation mainly explained by:

•	A US$ 1,107 million increase in other non-current financial liabilities (financial debt and derivatives) mainly explained by (i) a US$ 919 million increase from the balances incorporated by the EGP Américas companies, (ii) New debt increase by Enel Distribución Sao Paulo for US$ 282 million as a result of obtaining new loans, partially offset by US$ 251 million transfers to short-term, and (iii) US$ 102 million increase of debt in Enel Distribución Ceará originated by the contracting of financial obligations for US$ 140 million partially offset by short-term transfers of US$ 38 million. All of the above partially offset by US$ 275 million negative translation effect of the devaluation of the functional currencies of Enel Américas subsidiaries with respect to the US dollar.

•	A US$ 896 million increase in commercial accounts payable and other non-current accounts payable mainly explained by higher taxes payable from PIS COFINS in Enel Distribución Goiás with US$ 445 million and Enel Distribución Río with US$ 605 million, these liabilities represent the obligation to return to end customers the taxes that are recovered (see explanation of other non-current non-financial assets in Note 8 to the financial statements and page No. 40 of this document). This is partially offset by the US$ 66 million negative effect corresponding to the conversion effect due to the devaluation of the Brazilian real against the US dollar.

•	A US$ 774 million increase in non-current Accounts Payable to related entities explained by loans from EFI to Enel Distribución Rio totaling US$ 212 million, Enel Distribución Goais for US$ 239 million and Enel Distribución Ceará for US$ 91 million. Additionally, US$ 232 million in EFI loans to the EGP Américas companies incorporated as of April 1, 2021.

•	A US$ 257 million increase in deferred tax liabilities mainly due to the revaluation of deferred taxes in Argentine subsidiaries as a result of the exchange rate implemented by the government, increasing taxes from 30 to 35%, and additionally the balances from the incorporation of the EGP Américas companies as of April 1, 2021. This resulted in US$ 175 million higher deferred tax liabilities for depreciation of fixed assets and US$ 82 million for provisions made by the companies.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

•	A US$ 452 million decrease in provisions for non-current employee benefits mainly explained by changes in actuarial variables that led to lower provisions, mainly in our Brazilian subsidiaries.

✓  Total Equity increased by US$ 5,077 million, or 49.1%, explained by:

•	Equity attributable to the property (shareholders) of the controller reached US$ 5,160 million, mainly by (i) US$ 6,036 million due to capital increases as a result of the incorporation with EGP Américas on April 1, 2021, (ii) a US$ 622 million profit increase for the period, (iii) a US$ 14 million increase in equity in cash flow coverage reserves, and (iv) a US$ 212 million increase in employee benefit reserves. This was partially offset by (i) US$ 165 million decrease in dividend payments, and (ii) a US$ 1,558 million equity decreases composed of: a US$ 1,007 million decrease in other miscellaneous reserves

•	Non-controlling shareholding decreased by US$ 83 million mainly explained by (i) a US$ 498 million decrease due to the payment of dividends, (ii) a US$ 236 million decrease in comprehensive results mainly due to conversion differences, (iii) a US$ 360 million increase mainly due to reserves associated with hyperinflation in Argentina. These effects must be complemented by the US$ 291 million increase in equity due to the profit for the period.

42

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

The development of the main financial indicators is as follows

Financial Indicator		Unit	September 2021	December 2020	September 2020	Change	% Change

Liquidity	Current liquidity (1)	Times	0.96	0.85		0.11	13.4%
	Acid ratio test (2)	Times	0.89	0.78		0.11	14.0%
	Working Capital	MMUSD	(295)	(1,098)		803	(73.1%)
Leverage	Leverage (3)	Times	1.29	1.61		(0.32)	(19.8%)
	Short Term Debt (4)%		39.7%	43.8%		(4.1%)	(9.4%)
	Long Term Debt (5)%		60.3%	56.2%		4.1%	7.4%
	Financial Expenses Coverage (6)	Times	4.59		4.72	(0.13)	(2.7%)
Profitability	Operating Income/Operating Revenues	%	15.6%		16.2%	(0.6%)	(3.8%)
	ROE (annualized) (7)%		9.0%		14.5%	(5.5%)	(38.0%)
	ROA (annualized) (8)%		3.0%		6.2%	(3.2%)	(52.3%)

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.

(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.

(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.

(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities

(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.

(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.

(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent for the last 12 months as of September 30, 2021 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.

(8) Corresponds to the ratio between (i) total result for the last 12 months as of September 30, 2021 and (ii) the average of total assets at the beginning of the period and at the end of the period.

-	The Company’s Current liquidity as of September 30, 2021 reached 0.96 times, registering a 13.4% decrease in relation to December 2020, mostly explained by the increase in current assets, in a greater proportion than what happened with current liabilities due to the incorporation of EGP Américas as of April 1.

-	The Company’s Acid Test as of September 30, 2021 reached 0.89 times, registering a 14.0% increase in relation to December 31, 2020, also mostly explained by the increase in current assets higher than current liabilities, due to the incorporation of EGP Américas.

-	The Company’s Working capital as of September 30, 2021, was negative and totaled US$ 295 million showing improvement in relation to December 31, 2020, when it reached a negative value of US$ 1,089.

-	The Company’s Leverage (indebtedness ratio) stood at 1.29 times as of September 30, 2021, a 19.8% decrease in relation to December 31, 2020, explained by higher dominant shareholding equity, mainly because of capital increase as of April 1, 2021 related to the incorporation of EGP Américas.

-	The Hedging of financial costs as of the period that ended on September 30, 2021 was 4.59 times, 2.7% lower than that presented in the same period of the previous year.
-	The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 15.6% as of September 30, 2021.

-	The Return-on-equity of the controller’s property owners (shareholders) reached 9.0% representing a 38.0% decrease as a result of a decrease in the income attributable to the property owners for the last 12 months in relation to the previous period, and to the dominant equity increase due to the incorporation of EGP Américas.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

-	The Return-on-assets stood at 3.0% as of September 30, 2021, representing a 52.3% decrease mostly attributable to the incorporation of the EGP Américas assets on April 1, 2021, and a decrease in the result during the last 12 months.

44

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

MAIN CASH FLOWS

The Company’s net cash flows were positive as of September 30, 2021 by US$ 85 million, which represents a US$ 135 million increase in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to September 2020 are described below:

Net Cash Flow	September 2021	September 2020	Change	% Change
	(US$ million)

From Operating Activities	1,398	1,584	(186)	(11.7%)
From Investing Activities	(927)	(1,213)	287	(23.6%)
From Financing Activities	(386)	(421)	35	(8.4%)

Total Net Cash Flow	85	(50)	135	(270.0%)

Net cash flows stemming from operating activities totaled US$ 1,398 million as of September 2021, representing a 11.7% decrease as compared to September of the previous year. The variation is explained by a net increase in the Payment Categories mainly by (i) US$ 2,252 million higher payments to suppliers for the supply of goods and services, and (ii) US$ 479 million lower charges for other operating activities, partially offset by a net increase in the types of collections for operating activities, mainly in (i) US$ 2,989 million higher charges from sales and service provision; (ii) US$ 261 million higher payments for other operating activities and (iii) US$ 179 million higher income from tax payments.

Cash flows coming from (used in) investment activities were net outgoings totaling US$ 927 million as of September 2021, mainly explained by: (i) US$ 1,152 million disbursements for the incorporation of plant and equipment property; (ii) US$ 812 million from the incorporation of intangible assets; and (iii) US$ 843 million investments over 90 days. These investment cash flow outgoings were offset by (i) US$ 25 million from interest received, (ii) US$ 828 million from the redemption of investments over 90 days, (iii) US$ 19 million collections made to related entities and (iv) US$ 1,010 million other cash inflows of which US$ 1,022 million come from the initial balances of cash and cash equivalents incorporated by the EGPA Companies.

Net cash flows coming from (used in) financing activities were net outgoings of US$ 386 million as of September 2021, originated primarily by (i) US$ 2,263 million loans and obligations to the public; (ii) US$ 763 million dividend payments; (iii) US$ 328 million payments to related companies, (iv) US$ 234 million interest payments; and (v) US$ 42 million payments of liabilities for financial leases. This was partially offset by: (i) US$ 2,265 million from obtained financing; (i) US$ 888 million from loans obtained from related companies; and (iii) US$ 91 million other cash inflows and outflows.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Below are the disbursements from the Incorporation of Properties, Plant and Equipment and their depreciation, for the periods of September 2021 and 2020.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	September 2021	September 2020	% Change	September 2021	September 2020	% Change

Enel Generación Chocon S.A.	-	-	-	12	11	9.1%
Enel Generación Costanera S.A.	14	26	(46.2%)	32	32	-
Emgesa S.A.E.S.P.	66	71	(7.0%)	50	49	2.0%
Enel Generación Perú S.A.	39	34	14.7%	27	35	(22.9%)
Chinango	3	-	100.0%	3	-	100.0%
EnelDistribución Goiás (Celg) (*)	278	191	45.5%	54	52	3.8%
EGP Cachoeira Dourada S.A.	-	1	(100.0%)	8	4	100.0%
EGP Volta Grande	2	2	-	-	-	-
Enel Generación Fortaleza	4	9	(55.6%)	8	8	-
Enel Cien S.A.	1	1	-	4	6	(33.3%)
Enel Distribución Sao Paulo S.A. (Eletropaulo) (*)	191	141	35.5%	111	120	(7.5%)
Edesur S.A.	149	72	106.9%	57	42	35.7%
Enel Distribución Perú S.A.	116	98	18.4%	44	44	-
Enel Distribución Rio (Ampla) (*)	146	120	21.7%	63	60	5.0%
Enel Distribución Ceara (Coelce) (*)	129	131	(1.5%)	46	43	7.0%
Codensa S.A.	249	289	(13.8%)	91	89	2.2%
Central Dock Sud S.A.	1	6	(83.3%)	23	23	0.0%
Enel Generación Piura S.A.	11	6	83.3%	8	8	-
Enel X Brasil	2	3	(33%)	-	3	(100.0%)
Enel Green Power Brasil	363	-	100%	43	-	100.0%
Enel Green Power Colombia	77	-	100%	2	-	100.0%
Enel Green Power Perú	1	-	100%	6	-	100.0%
Enel Green Power Centroamérica	23	-	100%	18	-	100.0%
Holding Enel Americas y Sociedades de Inversión	72	-	100%	3	5	(40.0%)

Total	1,964	1,201	63.5%	713	634	12.5%

(*) Includes intangible assets concessions

46

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation, and operating results

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation, and operating results.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

›	Public authorities will approve such environmental impact studies.
›	Public opposition will not derive in delays or modifications to any proposed project.
›	Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel Américas has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and commercial outcome of may be adversely affected if exposure to interest rate risk, commodities prices and currency exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that make up the Enel Américas Group follow the guidelines of the Risk Management Control System (RMCS) established at the Holding level (Enel Spa), which sets the guidelines for risk management through the respective standards, procedures, systems, etc., to be applied at the different levels of the Company, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business must continuously face. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee which, in turn, supports the Enel Américas Board's assessment and decisions regarding internal controls and risk management system, as well as those related to the approval of periodic financial statements.

To comply with the above, there is a specific Risk Management and Control Management policy within each Company, reviewed and approved at the beginning of each year by the Board, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that can affect achieving business objectives. A new risk taxonomy for the entire Enel Group which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient risk and control management. Each of these three "lines" plays a different role within the organization´s broader governance structure (business and internal control areas, acting as the first line, Risk Control, acting as second line and Audit as the third line of defense). Each line of defense has an obligation to inform and keep senior management and Directors up to date on risk management, with Senior Administration being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company in the group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the Enel Américas Group's financial debt according to a fixed and/or protected interest rate on total gross debt, after contracted derivatives, is as follows:

Gross position:

	09-30-2021%	12-31-2020%
Fixed Interest Rate	32%	38%

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. During the pandemic, financial markets have been characterized by interest rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

During the first quarter of 2021, the exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. During the pandemic, financial markets have been characterized by exchange rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of September 30, 2021, there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

As of December 31, 2020, there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility in the results of the third quarter of 2021.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 19 and 22.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

As of September 30, 2021, the Enel Américas Group held a liquidity position of MUS$ 1,461,504 in cash and other equivalents and MUS$ 1,154,480 in long-term credit lines unconditionally available. As of December 31, 2020, the Enel Américas Group’s liquidity position totaled MUS$ 1,506,993 in cash and cash equivalents.

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

However, the measure of supply cut off due to payment defaults of vulnerable customers was suspended during the period of health emergency in the countries in which Enel Américas operates. In Argentina, in accordance with Decree 311/2020 of March 24, 2020, the supply cuts continue to be suspended.

In Brazil, as per Resolution 878 issued on March 24, 2020, cuts off have resumed in all 4 distributors, including Rio de Janeiro, which returned to implementing cuts off on July 1, 2021, with the expiration of Law No. 8,769/20, but the ANEEL resolution 928 of March 26, 2020, prohibits the cuts off for low-income clients until September 30, 2021.

In Colombia, pursuant to Decrees 417 and 457, of March 17, 2020, and in Peru, pursuant to Decree 35-20, of April 3, 2020. To date, both countries have resumed and maintain cutting activities as normal.

Regarding the impact of COVID-19, the results of specific internal analyses did not reveal statistically significant correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

It can be seen that the falling macroeconomic scenarios affected by COVID-19 did not have a significant impact on the credit quality of counterparts.

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial debt.

-	Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-	The USS Libor rate of interest.

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-	The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

Considering the scenarios described above the Risk Value in a quarter, of the above-mentioned positions, is attributable to US$ 692,286 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

As is common practice in bank loans and capital markets operations, a portion of Enel Américas' financial debt is subject to cross-default provisions. If certain breaches are not remedied, they could result in a cross-default and may eventually make certain liabilities of Enel Américas enforceable.

In relation to the credit line under New York State law, signed in February 2021 and expiring in February 2024, its advance payment could take place after the non-payment – after any applicable grace period – of debts of Enel Américas, whose individual unpaid capital exceeds the equivalent of US$ 150 million. In addition, this credit line contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could cause the declaration of payment acceleration.

With respect to Yankee bonds issued in 2016, maturing in 2026, their mandatory prepayment may stem from non-payment – after any applicable grace period – of any individual Enel Américas debt or any Significant Subsidiary (as contractually defined) with an amount of principal exceeding US$ 150 million, or its equivalent in other currencies. While for the specific case of the Yankee bond issued in 1996, maturing in 2026, the advance payment is triggered only by the default of individual debt for the amount of US$ 30 million, or its equivalent in other currencies, by the Issuer or Debtor, not referring to its foreign subsidiaries.

Finally, in the case of Enel Américas' local bonds, the advance payment of these debts is triggered only by non-payment of other debts incurred by the Issuer or Debtor, i.e., Enel Américas, without reference to its foreign subsidiaries. In the case of local bonds, the cross default can be triggered in cases where the amount in arrears exceeds 3% of the Total Consolidated Assets, either in an individual debt or at the aggregate level of debts.

There are no clauses in credit agreements where in which changes in Enel Américas' corporate or debt classification by risk rating agencies might lead to the obligation to make debt prepayments.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3 of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 27, 2021